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As filed with the Securities and Exchange Commission on November 29, 2006

Registration No. 333-138856

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to

FORM F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

GILAT SATELLITE NETWORKS LTD.
(Exact name of Registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)

Amiram Levinberg, Chairman
Gilat Satellite Networks Ltd.
21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva 49130 Israel
Tel: +972-3-925-2000
(Address and telephone number of Registrant's principal executive offices)

Gilat Satellite Networks Inc.
1750 Old Meadow Road
McLean VA 22102
Tel: 703-848-1000
Fax: 703-848-1010
Attn: Legal Department
(Name, address and telephone number of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Steven J. Glusband, Esq. Anna Maria Vistica, Esq. Karmit S. Galili, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Tel: 212-238-8605 Fax: 212-732-3232	Rael Kolevsohn, Adv. Rachel Prishkolnik, Adv. Gilat Satellite Networks Ltd. 21 Yegia Kapayim Street Kiryat Arye Petah Tikva 49130 Israel Tel: + 972-3-929-3020 Fax:+ 972-3-925-2945	Bruce Alan Mann, Esq. Andrew D. Thorpe, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 Tel: 415-268-7584 Fax: 415-268-7522	Alon Sahar, Adv. Hanan O. Haviv, Adv. Herzog, Fox & Neeman Asia House 4 Weizmann Street Tel Aviv 64239 Israel Tel:+972-3-692-2020 Fax: + 972-3-696-6464

        Approximate date of commencement of proposed sale to the public:    As soon as practical after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion) Dated November 30, 2006

7,000,000 Shares

Ordinary Shares

We are offering 4,666,667 ordinary shares and the selling shareholder is offering 2,333,333 ordinary shares. We will not receive any proceeds from the sale of shares by the selling shareholder. Our ordinary shares are traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol "GILT." On November 28, 2006, the last reported sale price of our ordinary shares as quoted on the NASDAQ Global Market was $8.82 and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 36.84.

Our business and an investment in our ordinary shares involve significant risks. These risks are described under the caption "Risk Factors" beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters may also purchase up to an additional 350,000 shares from us and 700,000 shares from the selling shareholder at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

The underwriters expect to deliver the shares against payment in New York, New York on            2006.

Joint Bookrunning Managers

Cowen and Company	CIBC World Markets

William Blair & Company
C.E. Unterberg, Towbin
Oppenheimer & Co.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should carefully read the prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our ordinary shares, including the information discussed under "Risk Factors" beginning on page 7 and our financial statements and notes thereto that appear elsewhere in this prospectus. As used in this prospectus, the terms "we," "our," "us," "the Company" or "Gilat" refer to Gilat Satellite Networks Ltd. and its subsidiaries, taken as a whole, unless the context otherwise indicates. Unless otherwise stated, all the information in this prospectus assumes that the underwriters will not exercise their overallotment option.

Our Company

Overview

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

        We have a large installed customer base and have shipped more than 650,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end-users in various market segments.

        We currently operate three complementary, vertically-integrated business units:

        Gilat Network Systems, or GNS, is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. According to the 2005 COMSYS VSAT Report, prepared by Communications Systems Limited, or COMSYS, a leading satellite industry research firm, the VSAT equipment market generated approximately $750 million of revenues in 2004, which represented an annual growth rate of approximately 29% from 2003 to 2004. According to a Northern Sky Research report from 2006, the number of VSAT sites is expected to grow at a compounded annual growth rate, or CAGR, of approximately 17% through 2010. We are the second-largest manufacturer of VSATs, with a 21% global market share of shipped VSATs according to COMSYS. We also provide industry specific VSAT equipment and solutions for cellular backhaul, governments, business continuity and disaster recovery. For the nine months ending September 30, 2006, we derived approximately 45% of our revenues from GNS. GNS's representative customers include StarOne in Brazil, Optus in Australia, China Unicom, Bharti in India, Telkom in South Africa and AT&T in Europe.

        Spacenet Inc. provides satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S. According to the COMSYS report, the overall VSAT service market generated approximately $3.9 billion of revenues in 2004, which represented an annual growth rate of approximately 13% from 2003 to 2004. According to the Northern Sky Research report, the global broadband satellite services market is expected to have a CAGR of approximately 9% through 2010. We have a 20% market share of North American enterprise VSAT sites according to COMSYS. For the nine months ending September 30, 2006, we derived approximately 39% of our revenues from Spacenet. Spacenet's representative customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Sunoco and Kroger.

        Spacenet Rural Communications, or SRC, provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. We believe that we are the largest rural satellite telecom provider in Latin America, and currently have 16,000 operational sites. For the nine-month period ending September 30, 2006, we derived approximately 16% of our revenues from SRC.

        Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, who is a co-founder of our company, leads a highly experienced team of satellite industry executives. Our new management has refocused our business strategy and continued our financial turnaround, which has resulted in four consecutive quarters of increasing revenues and net income.

        We have diversified revenue streams that result from both sales of products and services. For the nine-month period ending September 30, 2006, our revenues were equally generated from products and services. Our service revenues are derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. As of September 30, 2006, we had a backlog of $217 million for equipment and multi-year service contracts. During the same period, we derived 38.1% of our revenues from the U.S., 30.8% from Latin America, 15.8% from Asia, 8.9% from Africa and 6.4% from Europe.

Our Competitive Strengths

        Our competitive strengths include:

  •
  Market leadership in large and growing markets

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  Technology leadership

  •
  Global presence and local support worldwide

  •
  Complementary business lines

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  Diversified revenue streams and customer base

  •
  Strong financial position

  •
  Experienced management team

Our Growth Strategy

        Our growth strategy includes the following:

        Enhance our leadership position in our core markets.    We are expanding our position in the VSAT market through the development of new products, solutions and services within our target markets. Currently, our research and development efforts are focused on a number of initiatives, including increasing the satellite communications efficiency of our products, increasing the levels of network performance and enhancing ease of use and user interfaces. We are also expanding the use of our VSAT technology for applications such as cellular backhaul, electronic voting and business continuity.

        Expand our presence across the communications value chain.    We are currently a leading global provider of VSAT network equipment and services. GNS is focused on providing more than VSAT equipment to our customers by offering full solutions and turnkey implementation based on capabilities developed to meet customer requirements. Spacenet is focused on more than connectivity services by expanding its offerings to include managed network services and other value-added services.

        Focus on emerging markets.    We are expanding our focus on rural and emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments require telecommunications operators to provide communications access or to subsidize the provision of these services. As these services are implemented, VSAT-based communication networks provide a high quality, cost-effective alternative to terrestrial, wireless and cellular systems. GNS is currently focusing its growth efforts to support providers that are either required to provide services in the rural areas, or to service providers that are utilizing government subsidies. SRC is also focusing on expanding its services to additional emerging markets.

        Focus on business continuity.    We are addressing the growing market for business continuity and disaster recovery applications by providing secondary networks for continuous operations during network failures or natural disasters. As one of our business continuity solutions, we have adapted our SkyEdge platform to meet the Cisco Systems criteria for interoperability with its Cisco VSAT Network Module, or NM. We are a Cisco Systems Technology Developer Partner and, with our SkyEdge hubs, we offer interoperability with the Cisco VSAT NM that may be integrated into several of Cisco's routers, which enables near-instantaneous failover from a primary circuit to a satellite backup.

        Enter new strategic markets.    We have identified a number of markets which we believe will be strategic to our future growth, including Broadband Wireless Access, or BWA, solutions and additional government markets. BWA is a developing technology designed to solve connectivity problems in many rural and remote locations. We plan to utilize our distribution channels, expertise and presence in rural areas to provide BWA solutions, which will complement our present product offerings. We also intend to further develop customized VSAT products, applications and services for the government and government-supported sectors in additional territories. Many governments, including the U.S., require applications with specific communication parameters that are particularly well-suited for satellite networks based on cost and performance. These applications range from border control and sensitive military applications to distance learning and open classroom education programs.

Corporate Information

        We were incorporated in Israel in 1987. As of September 30, 2006, we had approximately 960 employees, including 160 persons engaged in research, development and engineering activities. Our corporate headquarters, executive offices, and research and development, engineering and manufacturing facilities are located at 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, where our telephone number is +972-3-925-2000. Our U.S. subsidiary, Gilat Satellite Networks Inc., is located at 1750 Old Meadow Road, McLean, VA 22102, where its telephone number is 703-848-1000. Our Internet address is www.gilat.com. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

        The name "Gilat®" and the names "Connexstar™," "SkyAbis™," "SkyEdge™," "Spacenet™," and "StarBand™" appearing in this prospectus are trademarks of our company and its subsidiaries. Other trademarks appearing in this prospectus are owned by their respective holders.

The Offering

Ordinary shares offered by us	4,666,667 Shares
Ordinary shares offered by the selling shareholder	2,333,333 Shares
Ordinary shares to be outstanding after the offering(1)	38,433,165 Shares
Underwriters option to purchase additional shares from us and the selling shareholder	1,050,000 Shares
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $38.2 million, after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds from this offering for general corporate purposes, including working capital. Although we have no present commitments or agreements to do so, we may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies or products that complement our business. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholder.
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.
NASDAQ Global Market and Tel Aviv Stock Exchange symbol	GILT

(1)
The number of our ordinary shares outstanding after this offering is based on the number of ordinary shares outstanding as of November 15, 2006 and does not include:

•
4,988,223 shares issuable upon exercise of stock options outstanding under our stock option plans existing as of November 15, 2006;

•
2,147,662 shares available for future grant or issuance pursuant to our employee stock purchase plans existing as of November 15, 2006;

•
867,117 shares issuable upon conversion of our convertible subordinated notes due in 2013; and

•
350,000 shares that may be issued by us to cover overallotments, if any.

Summary Consolidated Financial Data

        The following table presents our summary consolidated financial data. The following summary consolidated financial data for the years ended December 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements, and the summary consolidated financial data for the nine months ended September 30, 2006 and 2005 is derived from our unaudited consolidated financial statements, which in each case have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. You should read this information in conjunction with our historical financial information and other information included or incorporated by reference in this prospectus including "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. Results for the nine months ended September 30, 2006 are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)	(unaudited)
	(U.S. dollars in thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$88,705	$100,122	$120,776	$91,782	$63,909
Services	120,690	141,376	69,401	91,572	89,528

	209,395	241,498	190,177	183,354	153,437

Cost of revenues:
Products	42,896	50,703	81,994	48,226	29,684
Services	90,323	113,692	75,553	68,892	68,870

	133,219	164,395	157,547	117,118	98,554

Gross profit	76,176	77,103	32,630	66,236	54,883
Operating expenses:
Research and development expenses, net	13,994	13,879	16,949	9,955	10,453
Selling and marketing expenses	31,322	33,282	31,264	26,458	22,986
General and administrative expenses	29,472	36,364	41,839	20,645	22,207
Impairment of goodwill	—	—	5,000	—	—
Impairment of tangible and intangible assets	—	2,161	26,912	—	—
Restructuring charges	—	—	3,905	—	—

Operating income (loss)	1,388	(8,583)	(93,239)	9,178	(763)
Financial expenses, net	(2,677)	(266)	(3,256)	(1,554)	(1,856)
Gain from restructuring of debts	—	—	244,203	—	—
Other income (expense)	299	(274)	954	5	140
Gain from write-off of investments in affiliated and other companies	—	—	3,300	—	—

Income (loss) before taxes on income	(990)	(9,123)	151,962	7,629	(2,479)
Taxes on income	3,126	4,429	9,690	1,622	2,653

Income (loss) after taxes on income	(4,116)	(13,552)	142,272	6,007	(5,132)
Equity in earnings of affiliated companies	400	1,242	488	—	400
Minority interest in losses of a subsidiary	—	164	871	—	—

Income (loss) before cumulative effect of a change in an accounting principle	(3,716)	(12,146)	143,631	6,007	(4,732)
Gain from cumulative effect of a change in an accounting principle	—	611	—	—	—

Net income (loss)	$(3,716)	$(11,535)	$143,631	$6,007	$(4,732)

Earnings (loss) per share before cumulative effect of a change in an accounting principle
Basic	$(0.17)	$(0.55)	$12.09	$0.26	$(0.21)

Diluted	$(0.17)	$(0.55)	$11.31	$0.25	$(0.21)

Basic and diluted net earnings (loss) per share from cumulative effect of a change in an accounting principle	—	0.03	—	—	—

Net earnings (loss) per share:
Basic	$(0.17)	$(0.52)	$12.09	$0.26	$(0.21)

Diluted	$(0.17)	$(0.52)	$11.31	$0.25	$(0.21)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	22,440	22,242	11,881	22,940	22,401

Diluted	22,440	22,242	12,819	23,574	22,401

	As of September 30, 2006
	Actual	As Adjusted(1)
	(unaudited)	(unaudited)
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$106,403	$144,607
Working capital	79,781	117,985
Total assets	403,292	441,496
Long-term debt(2)	45,759	45,759
Total liabilities	236,563	236,563
Shareholders' equity	$166,729	$204,933

(1)
As adjusted to reflect our sale of 4,666,667 ordinary shares in this offering at an assumed offering price of $8.82 per ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if these events had occurred as of September 30, 2006.

(2)
Includes current maturities of long-term loans, long-term loans and convertible subordinated notes.

RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below and all of the other information set forth in or incorporated by reference into this prospectus before deciding to invest in our ordinary shares. If any of the events or developments described below occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our ordinary shares could decline, and you could lose all or part of your investment in our ordinary shares.

Risks Relating to Our Business

  We have incurred major losses in recent years and may not achieve or sustain profitable operations in the future.

        We incurred a loss of approximately $100.6 million in 2003 (excluding the gain from restructuring of debt), a loss of approximately $11.5 million in 2004 and a loss of approximately $3.7 million in 2005. While we achieved net income of approximately $6.0 million in the nine months ended September 30, 2006, we can not assure you that we can continue to operate profitably in the future. If we do not sustain profitability, the viability of our company will be in question and our share price could decline.

  If commercial wireless communications markets fail to grow as anticipated, our business could be materially harmed.

        A number of the commercial markets for our products and services in the wireless communications area, including our broadband products, have been developed only in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial wireless communications products fail to grow, or grow more slowly than anticipated, our business could be materially harmed. Conversely, to the extent that growth in these markets results in capacity limitations in the wireless communications area, it could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

  Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

        We operate in the telecommunication industry and are affected by trends and factors affecting the telecommunications industry, which are beyond our control and may affect our operations. These trends and factors include:

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  adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

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  adverse changes in the credit ratings of our customers and suppliers;

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  adverse changes in the market conditions in our industry and the specific markets for our products;

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  access to, and the actual size and timing of, capital expenditures by our customers;

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  inventory practices, including the timing of product and service deployment, of our customers;

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  the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

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  the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

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  increased price reductions by our direct competitors and by competing technologies including, for example, the introduction of Ka-band satellite systems by our direct competitors which could significantly drive down market prices;

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  conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

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  governmental regulation or intervention affecting communications or data networking;

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  monetary stability in the countries where we operate; and

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  the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

        These trends and factors may reduce the demand for our products and services or require us to increase our research and development expenses and may harm our financial results.

  Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids could have a significant adverse impact on our operating results.

        A significant portion of our sales revenue is derived from being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts typically involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

  Many of our large-scale contracts are with governments or large enterprises in Latin America and other parts of the world, so that any instability in the exchange rates or in the political or economic situation or any unexpected unilateral termination could have a significant adverse impact on our business.

        In recent years, a significant portion of our revenues has been from large-scale contracts, including those in Peru, Colombia, Mexico and Brazil. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

        In addition, in November 2002, we were awarded two large projects by the Colombian government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second site of approximately 3,300 public rural satellite telephony network. The original total value of the contracts was approximately $72 million and the remaining value of the contracts, which are being held in restricted cash, is approximately $23 million as of September 30, 2006. If we do not meet certain minimum equity requirements, the Colombian government may assert that we are in breach of our contract with them. Any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results.

  If we are unable to develop, introduce and market new products, applications and services on a cost-effective and timely basis, our business could be adversely affected.

        The network communications market, to which our products and services are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. For example, in February 2004, we introduced the SkyEdge product family, which delivers broadband, Internet, data, voice and video services over a single platform. Until then, each of these applications demanded a separate hub. In addition, in 2005, in order to meet the demands of utility companies and government customers, we introduced our Armadillo VSAT, a durable, environmentally controlled broadband satellite router system suitable for use in outdoor environments and extreme weather conditions. Our success is dependent upon our ability to continue to develop new products, applications and services and meet developing market needs.

        To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

  A decrease in the selling prices of our products and services could materially harm our business.

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. We also expect space segment prices to decline, in particular in the U.S. where two of our competitors have announced plans to launch extended Ka-band satellites. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products, on the introduction of new products with advanced features and on offering turnkey and other solutions to communications operators that are higher up in the value chain. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions, introduce any new products in the future or reach the higher value chain to which we strive to sell. To the extent that we do not meet any or all of these goals, it could materially harm our business and impair the value of our shares.

  If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

        A majority of our business generated in 2005 and the first nine months of 2006 was from recurring customers, and, as a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated due to any of the following reasons, among others:

  •
  dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

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  customers' default on payments due;

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  our failure to comply with financial covenants in our contracts;

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  the cancellation of the underlying project by the government-sponsoring body; or

  •
  the loss of existing contracts or a decrease in the number of renewals of orders or the number of new large orders.

        If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn, this could materially adversely affect our financial performance.

  We are dependent upon a limited number of suppliers for key components to build our VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on a timely basis.

        Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. In the past, we have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our vendors and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at desired favorable terms or prices, we may be unable to produce our products at desired favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. In addition, recently, the lead-time for product delivery requested by our customers has shortened significantly. Our suppliers are not always able to meet our requested lead times. If we are unable to satisfy these customers' needs, we could lose their business.

        The terms on which we are able to obtain components for our products are also affected by our relationship with our suppliers. In this regard, we entered into a non-exclusive supply chain management agreement with Arrow/Rapac Ltd., or Arrow, a part of Arrow Electronics, Inc., to purchase certain components necessary for the manufacture of our products as well as to provide comprehensive logistic services. While this agreement is intended to guarantee the supply of our products and reduce prices, it also increases our reliance on a single sub-contractor. Any inability on Arrow's part to substantively perform under the agreement could have an adverse effect on our operations.

  We operate in a highly competitive network communications industry. We may be unsuccessful in competing effectively against many of our competitors who have substantially greater financial resources.

        We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have substantially greater financial resources, providing them with greater research and development and marketing capabilities. These competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc., and iDirect Technologies. Most of our competitors have developed or adopted different technology standards for their VSAT products. To the extent that one of these competing standards becomes an industry standard, demand for our products will decrease and our business will be harmed.

        In the U.S. market, where we operate as a service provider via Spacenet, the enterprise wide area network, or WAN, market is extremely competitive, with a number of established VSAT and terrestrial providers competing for nearly all contracts. The U.S. enterprise VSAT market is primarily served by HNS and Spacenet. In addition, more recently, Spacenet's primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

        In Peru and Colombia, where we primarily operate public rural telecom services we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain SRC regions, they compete with our VSAT solutions.

  Our actions to protect our proprietary VSAT technology may be insufficient to prevent others from developing products similar to our products.

        Our business is based mainly on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

  We depend on a single facility in Israel and are susceptible to any event that could adversely affect its condition.

        Most of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel. Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

  Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

        We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

  •
  imposition of governmental controls, regulations and taxation which might include a government's decision to raise import tariffs or license fees in countries in which we do business;

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  government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service provider that request it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities, which could result in a substantial reduction in our revenue;

  •
  tax exposures in various jurisdictions relating to our activities throughout the world;

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  political instability in countries in which we do or desire to do business. For example, economic instability in Indonesia has led to a decrease in the value of the Indonesian Rupiah. If such decrease continues, this could adversely affect the ability of the Indonesian market to finance VSAT projects. We also face similar risks from potential or current political and economic instability in countries such as Russia, Kazakhstan, Angola, India and Kenya;

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  trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

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  difficulties in staffing and managing foreign operations that might mandate employing staff in the U.S. and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

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  longer payment cycles and difficulties in collecting accounts receivable;

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  seasonal reductions in business activities;

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  foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

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  relevant zoning ordinances that may restrict the installation of satellite antennas and might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas' emissions of radio frequency energy that may negatively impact our business plan and revenues.

        Any decline in commercial business in any country can have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry. Any such changes could adversely affect our business in these and other countries.

  We may face difficulties in obtaining regulatory approvals for our telecommunication services, which could adversely affect our operations.

        Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the U.S., and by regulatory bodies in other countries. In the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

        In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economically efficient basis.

  Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

        The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results.

  Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

        Our operating results may vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

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  the timing, size and composition of orders from customers;

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  the timing of introducing new products and product enhancements by us and the level of their market acceptance;

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  the mix of products and services we offer; and

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  the changes in the competitive environment in which we operate.

        The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

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  announcements of technological innovations;

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  customer orders or new products or contracts;

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  competitors' positions in the market;

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  changes in financial estimates by securities analysts;

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  conditions and trends in the VSAT and other technology industries;

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  our earnings releases and the earnings releases of our competitors; and

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  the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

        In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares following periods of volatility.

  We may at times be subject to claims by third parties alleging that we are infringing on their intellectual property rights. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

        There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have in the past or are at present infringed on any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims.

        In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third-party claims of invalidity. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

  Potential product liability claims relating to our products could have a material adverse effect on our business.

        We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

  Our insurance coverage may not be sufficient for every aspect or risk related to our business.

        Our business includes risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a back up for satellite capacity, and we do not have indemnification or insurance in the event that our supplier's satellite malfunctions or is lost. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

  We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders' equity.

        We have a corporate business development team whose goal is to pursue new business opportunities. This team pursues growth opportunities through internal development and through the acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management's attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing. Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our shares:

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  issuance of equity securities that would dilute our current shareholders' percentages of ownership;

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  large one-time write-offs;

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  the incurrence of debt and contingent liabilities;

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  difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

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  diversion of management's attention from other business concerns;

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  contractual disputes;

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  risks of entering geographic and business markets in which we have no or only limited prior experience; and

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  potential loss of key employees of acquired organizations.

        Our failure to manage growth effectively could impair our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Ordinary Shares

  Our share price has been highly volatile and may continue to be volatile and decline.

        The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management's attention and resources.

  The concentration of our ordinary share ownership upon the completion of this offering will likely limit your ability to influence corporate matters.

        We anticipate that York Capital Management, or York, the selling shareholder under this prospectus, and our other current 5% or greater shareholders and entities affiliated with them will together beneficially own approximately 34% of our ordinary shares outstanding after this offering, or approximately 32% if the underwriters' overallotment option is exercised in full. As a result, these shareholders, acting together, will have substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. As a result, corporate actions might be taken even if other shareholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

  The use of our net operating loss carryforwards may be limited.

        The issuance of approximately 10.6 million ordinary shares to York in September 2006 and our sale of 4,666,667 ordinary shares in this public offering may result or be deemed to result in a change in control that could result in the limitation of Sections 382 of the Internal Revenue Code of 1986, as amended, on the use of our net operating loss. This limitation would allow us to use only a portion of the net operating loss carryforwards generated prior to the deemed Section 382 change of control to offset future taxable income, if any, for U.S. federal and state income tax purposes.

  Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in substantial dilution.

        We cannot predict what effect, if any, future sales of our ordinary shares by York and our other 5% shareholders, or the availability of our ordinary shares for future sale, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market by our 5% shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

  We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

        We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

  Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Related To Regulatory Matters

  We have historically relied, and in the future intend to rely, upon tax benefits from the State of Israel to reduce our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

        Under the Israeli Law for Encouragement of Capital Investments, 1959 (Investment Law), portions of our Israeli facility qualify as "Approved Enterprises." As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income from such "Approved Enterprise." Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits since then due to current and/or carryforward losses. On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect, and has significantly changed the provisions of the Investment Law and the criteria for new investments qualified to receive tax benefits. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require approval of the Investment Center of the Ministry of Industry, Commerce and Labor of the State of Israel, or the Investment Center, in order to qualify for tax benefits. The Amendment will be applied to new approved enterprises, and there is no assurance that we will, in the future, be eligible to receive additional tax benefits under this law. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

        In order to be eligible for these tax benefits under the Amendment, we must comply with two material conditions. We must invest a specified amount in property and equipment in Israel, and at least 25% of each new "Approved Enterprise" income should be derived from export. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the Israeli government. If we fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, if and when we are profitable, which could harm our financial condition and results of operations. For additional information concerning Israeli taxation, please see the section in this prospectus captioned "Israeli Taxation."

  The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli government to develop such technology.

        Our research and development efforts associated with the development of certain of our legacy products have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We are subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals and/or fines. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

  As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of NASDAQ requirements.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the composition of our Board of Directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders, and quorum at shareholders meetings. In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

  If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned and our share price may suffer.

        Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its and its combined subsidiaries' internal control over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting for our annual report on Form 20-F for the fiscal year ending December 31, 2006. Our independent auditors will be required to issue an opinion on management's assessment of those matters for our annual report on Form 20-F for the fiscal year ending December 31, 2007. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer.

Risks Related to Doing Business in Israel

  Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business.

        We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

        Since September 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

        In addition, in recent years, Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate again. Also, due to significant economic measures proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have a material adverse effect on the Israeli economy and on us.

  You may not be able to enforce civil liabilities in the U.S. against our officers and directors.

        Most of our executive officers are non-residents of the U.S. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the U.S. Therefore, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S.

        Generally, it may also be difficult to bring an original action in an Israeli court to enforce judgments based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a U.S. court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

  •
  the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

  •
  adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

  •
  the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

  •
  the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

  •
  the judgment is no longer appealable; and

  •
  an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

        Additionally, it may be difficult for an investor or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the ground that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law is applicable to the claim. Certain matters of procedures will also be governed by Israeli law.

  Current terrorist attacks in Israel and globally may have a material adverse effect on our operating results.

        Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the securities markets on which our shares trade, the markets in which we operate, and our operations and profitability. We cannot assure you that there will not be further terrorist attacks against the U.S. or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these terrorist attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately affect the sales of our products in the U.S. and overseas. Also, the ongoing armed conflicts around the world such as in Iraq could have a further impact on our sales, our profitability, our supply chain, our production capability and our ability to deliver product and services to our customers.

  Our operating results would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the U.S. dollar.

        Our international sales expose us to fluctuations in foreign currencies. Most of our sales are denominated in U.S. dollars. When the Israeli inflation rate exceeds the rate of the NIS devaluation against foreign currencies, our NIS expenses increase to the extent of the difference between the rates. A significant disparity of this kind may have a material adverse effect on our operating results.

  The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

  Israeli law may delay, prevent or make difficult a merger with, or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

  Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company's intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements that involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption Risk Factors and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

MARKET DATA

        This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of the ordinary shares offered by us will be approximately $38.2 million based on an assumed public offering price of $8.82 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

        We estimate that the net proceeds the selling shareholder will receive from the sale of the ordinary shares it is offering will be approximately $19.5 million, based on an assumed public offering price of $8.82 per share after deducting underwriting discounts and commissions. We will not receive any proceeds from the sale of ordinary shares by the selling shareholder.

        We currently intend to use the net proceeds from this offering primarily to fund the development of our products and for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures. We may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies or products that complement our business. We have no present understandings, commitments or agreements to enter into any acquisitions or investments. Our management will have broad discretion over the use of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds of this offering in investment-grade interest-bearing securities.

PRICE RANGE OF OUR ORDINARY SHARES

        Our ordinary shares are traded on the NASDAQ Global Market under the symbol "GILT" and on the Tel Aviv Stock Exchange. The following table summarizes the high and low closing sales prices for our ordinary shares on the NASDAQ Global Market for the periods indicated through November 28, 2006:

	High	Low
2006
First Quarter	$6.44	$5.59
Second Quarter	8.37	5.96
Third Quarter	9.54	7.15
Fourth Quarter (through November 28, 2006)	10.01	8.37
2005
First Quarter	$7.48	$5.73
Second Quarter	7.13	5.61
Third Quarter	7.05	5.87
Fourth Quarter	6.56	5.19
2004
First Quarter	$9.40	$4.94
Second Quarter	9.38	5.10
Third Quarter	5.95	4.00
Fourth Quarter	6.55	5.45

        On November 28, 2006, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $8.82 and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was NIS 36.84. As of November 28, 2006, there were approximately 95 holders of record of our ordinary shares.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our operating results, future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

        The following table sets forth our actual capitalization as of September 30, 2006 and as adjusted to give effect to the issuance by us of 4,666,667 ordinary shares and the application of the estimated net proceeds to be received by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us as if these events had occurred as of September 30, 2006. You should read this table together with our consolidated financial statements and notes thereto contained in and incorporated by reference in this prospectus.

	As of September 30, 2006
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(U.S. dollars in thousands)
Shareholders' equity:
Ordinary shares of NIS 0.2 par value: Authorized-60,000,000 shares issued and outstanding-33,748,623 shares; issued and outstanding as adjusted-38,415,290 shares	$1,514	$1,732
Additional paid-in capital	812,850	850,836
Accumulated other comprehensive income	595	595
Accumulated deficit	(648,230)	(648,230)

Total shareholders' equity	$166,729	$204,933

SELECTED FINANCIAL DATA

        The following table presents our selected financial information, which you should read in conjunction with, and is qualified in its entirety by reference to, our historical consolidated financial statements, the notes to those financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this prospectus and included in the documents incorporated by reference in this prospectus. The selected financial information set forth below as of and for the years ended December 31, 2005, 2004 and 2003 has been derived from our audited consolidated financial statements. The selected financial information as of and for the nine-month periods ended September 30, 2006 and 2005 has been derived from unaudited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Historical results are not necessarily indicative of future performance and partial year results are not necessarily indicative of full year results.

	Year Ended December 31,			Nine Months Ended September 30,
	2005	2004	2003	2006	2005
				(unaudited)	(unaudited)
	(U.S. dollars in thousands, except per share data)
Statement of Operations Data:
Revenues:
Products	$88,705	$100,122	$120,776	$91,782	$63,909
Services	120,690	141,376	69,401	91,572	89,528

	209,395	241,498	190,177	183,354	153,437

Cost of revenues:
Products	42,896	50,703	81,994	48,226	29,684
Services	90,323	113,692	75,553	68,892	68,870

	133,219	164,395	157,547	117,118	98,554

Gross profit	76,176	77,103	32,630	66,236	54,883
Operating expenses:
Research and development expenses, net	13,994	13,879	16,949	9,955	10,453
Selling and marketing expenses	31,322	33,282	31,264	26,458	22,986
General and administrative expenses	29,472	36,364	41,839	20,645	22,207
Impairment of goodwill	—	—	5,000	—	—
Impairment of tangible and intangible assets	—	2,161	26,912	—	—
Restructuring charges	—	—	3,905	—	—

Operating income (loss)	1,388	(8,583)	(93,239)	9,178	(763)
Financial expenses, net	(2,677)	(266)	(3,256)	(1,554)	(1,856)
Gain from restructuring of debts	—	—	244,203	—	—
Other income (expense)	299	(274)	954	5	140
Gain from write-off of investments in affiliated and other companies	—	—	3,300	—	—

Income (loss) before taxes on income	(990)	(9,123)	151,962	7,629	(2,479)
Taxes on income	3,126	4,429	9,690	1,622	2,653

Income (loss) after taxes on income	(4,116)	(13,552)	142,272	6,007	(5,132)
Equity in earnings of affiliated companies	400	1,242	488	—	400
Minority interest in losses of a subsidiary	—	164	871	—	—

Income (loss) before cumulative effect of a change in an accounting principle	(3,716)	(12,146)	143,631	6,007	(4,732)
Gain from cumulative effect of a change in an accounting principle	—	611	—	—	—

Net income (loss)	$(3,716)	$(11,535)	$143,631	$6,007	$(4,732)

Earnings (loss) per share before cumulative effect of a change in an accounting principle
Basic	$(0.17)	$(0.55)	$12.09	$0.26	$(0.21)

Diluted	$(0.17)	$(0.55)	$11.31	$0.25	$(0.21)

Basic and diluted net earnings (loss) per share from cumulative effect of a change in an accounting principle	—	0.03	—	—	—

Net earnings (loss) per share:
Basic	$(0.17)	$(0.52)	$12.09	$0.26	$(0.21)

Diluted	$(0.17)	$(0.52)	$11.31	$0.25	$(0.21)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	22,440	22,242	11,881	22,940	22,401

Diluted	22,440	22,242	12,819	23,574	22,401

	As of December 31,
				As of September 30, 2006
	2005	2004	2003
				(unaudited)
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$74,929	$75,771	$51,781	$106,403
Working capital	70,207	67,750	74,490	79,781
Total assets	372,977	391,094	401,956	403,292
Long-term debt(1)	119,790	133,222	135,069	45,759
Total liabilities	287,479	309,673	322,609	236,563
Shareholders' equity	$85,498	$81,421	$76,401	$166,729

(1)
Includes current maturities of long-term loans, current maturities of a long-term convertible loan from a related party, long-term loans, long-term convertible loan from a related party and convertible subordinated notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of financial condition and results of operations in conjunction with the "Selected Financial Data" and our interim consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion and analysis includes forward-looking information that involves risks, uncertainties and assumptions. Our actual results and the timing of events could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Risk Factors" and elsewhere in this prospectus. See "Notice Regarding Forward-Looking Statements" included elsewhere in this prospectus.

Introduction

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost effective, end-to-end communications regardless of the number of sites or their geographic locations.

        We have a large installed customer base and have shipped more than 650,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end users in various market segments.

        We currently operate three complementary, vertically-integrated business units:

        GNS is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide.

        Spacenet provides satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S.

        SRC provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

Financial Background

        We were incorporated in 1987 and began trading on the NASDAQ in 1993. After a general decline in the economy and a decline in our business in 2001 and 2002, we commenced an arrangement in October 2002 to restructure our debt with holders of our convertible bonds, bank lenders (the largest of which was Bank Hapoalim) and other creditors, which was successfully completed in March 2003. Our financial condition in early 2003 continued to negatively impact our sales. At that time, our management and the board of directors went through significant change. During these years, new management imposed lay-offs and budget cuts and embarked on an effort to streamline our operations in order to increase efficiency and reduce costs.

        As a result of the above arrangement, in March 2003, we reduced our principal debt by approximately $309 million, which included $12 million of accrued interest. The arrangement significantly increased our shareholders' equity, reduced our debt and reduced our financing costs.

        In November 2003, we concluded an exchange offer pursuant to which the majority of the holders of the notes that we issued in March 2003 (as partial consideration for the exchange of $350 million of

4.25% convertible subordinated notes) converted their new notes into equity, further reducing our debt by approximately $76.0 million, which included $2.3 million of accrued interest.

        In April 2004, we revised the terms of our loan from Bank Hapoalim, to whom we owed a principal debt amount of $71.4 million. As part of this amendment, we granted Bank Hapoalim a right to receive warrants for the purchase of our ordinary shares. The aggregate maximum exercise amount to be paid under the warrants was equal to the outstanding balance on the loan payable by us, including accrued interest. Our revenues increased from $190 million in 2003 to $241 million in 2004 primarily due to a significant increase in service revenues, which increased by 103.7%. This increase was primarily attributable to an increase in Spacenet sales, the consolidation of StarBand revenues at the beginning of 2004 and a significant increase in our rural operations.

        In July 2005, Bank Hapoalim assigned the outstanding loan held by it to York. At that time, our then CEO and Chairman of the Board resigned and was replaced by our co-founder Amiram Levinberg. Five other board members were also replaced. Our revenues declined 13.3% from $241 million in 2004 to $209 million in 2005. The primary reason for the decline in product and service revenues was due to our increased focus on higher margin sales and recurring revenue business opportunities, while we eliminated other less profitable business opportunities.

        On September 27, 2006, York exercised its right to have the Company issue it warrants in the amount of the loan and accrued interest and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10.6 million ordinary shares to York. York is selling a portion of these shares in this offering pursuant to registration rights assigned to it by Bank Hapoalim. As a result of the conversion, our liabilities were reduced by approximately $68.1 million, including approximately $1.0 million accrued interest and net of approximately $3.3 million unamortized balance of fair value of change in conversion feature. Our shareholders' equity increased by the same amount. No profit or loss was recorded as a result of the conversion.

Recent Developments

        There have been no significant developments since September 30, 2006.

General

        The selected financial information as of September 30, 2006 and for the nine-month periods ended September 30, 2005 and 2006 has been derived from our consolidated unaudited interim financial statements and the selected financial information as of December 31, 2005 has been derived from our consolidated audited financial statements, which include all adjustments consisting of normal recurring accruals that we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Our financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.

Financial Statements in U.S. dollars

        The currency of the primary economic environment in which most of our operations are conducted is the U.S. dollar and, therefore, we use the U.S. dollar as our functional and reporting currency. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Gains and losses arising from non-U.S. dollar transactions and balances are included in the consolidated statements of operations. The financial statements of foreign subsidiaries, whose functional currency has been determined to be their local currency, have been translated into U.S. dollars. Assets and liabilities have been translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts have been translated using a specific exchange rate for each transaction. The resulting translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive income (loss).

Critical Accounting Policies and Estimates

        The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on going basis, we evaluate our estimates, mainly related to account receivables, inventories, deferred charges, long-lived assets, restructuring charges, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various other assumptions, including assumptions of third parties that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

        We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our unaudited consolidated financial information included in this prospectus:

        Revenues.    A significant portion of our revenues is derived from the sale of products and rendering of services for satellite-based communications networks. Sale of products mainly includes the sale of VSATs and hubs. Services revenues include access to and communication via satellites, or space segment, installation of network equipment, telephony services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products through a direct sales force and indirectly through resellers. Sales consummated by our sales force and sales to resellers are considered sales to end-users.

        Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable. There is no general right of return. Service revenues are recognized ratably over the contractual period or as services are performed.

        We record a significant amount of revenue from arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. A multiple-element arrangement is separated into more than one unit of accounting if the functionality of the delivered element(s) is not dependent on the undelivered element(s), there is Vendor-Specific Objective Evidence, or VSOE, of fair value for the undelivered element(s) and delivery of the delivered element(s) represents the culmination of the earnings process for those element(s).

        If these criteria are not met, the revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered or accepted. If there is VSOE for all units of accounting in an arrangement, the arrangement consideration is allocated to the separate units of accounting based on relative fair value.

        Revenues from products under sales-type-lease contracts are recognized upon installations or upon shipments, in cases where the customer obtains its own or others' installation services. The net investments in sales-type-leases are discounted at the interest rates implicit in the leases. The present values of payments due under sales-type-lease contracts are recorded as revenues at the time of shipment or installation, as appropriate. Future interest income is deferred and recognized over the related lease term as financial income.

        Revenues from products and services under operating leases of equipment are recognized ratably over the lease period.

        Cost of Revenues.    Cost of revenues, for both products and services, includes the cost of system design, equipment, satellite capacity, customer service, interconnection charges and third party maintenance and installation. Generally, for equipment contracts, cost of revenues is expensed as revenues are recognized. For network service contracts, cost of revenues is expensed as revenues are recognized over the term of the contract. For maintenance contracts, cost of revenues is expensed as the maintenance cost is incurred or over the term of the contract. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products or market conditions are less favorable than our projections, inventory write-offs may be required and would be reflected in cost of revenues for such period.

        Accounts Receivable and Allowance for Doubtful Accounts.    We are required to estimate our ability to collect our trade receivables. A considerable amount of judgment is required in assessing their ultimate realization. We provided allowance for our receivables relating to customers that were specifically identified by our management as having difficulties paying their respective receivables. This provision is in addition to a small portion of general allowance which we have provided to cover additional potential exposures. If the financial condition of our customers deteriorates, resulting in their inability to make payments, additional allowances may be required. These estimates are based on historical bad debt experience and other known factors. If the historical data we used to determine these estimates does not properly reflect future realization, additional allowances may be required.

        Inventory Valuation.    We are required to state our inventories at the lower of cost or market value. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements and compare that with the current or committed inventory levels.

        Impairment of Intangible Assets, Long-Lived Assets and Investment in Affiliated Companies.    We periodically evaluate our intangible assets, long-lived assets and investments in affiliates for potential impairment indicators. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses and investments.

        Our long-lived assets are reviewed for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. In measuring the recoverability of assets, we are required to make estimates and judgments in assessing our five year forecast and cash flows, which is the estimated useful life of our current primary assets, and compare that with the carrying amount of the assets. Additional significant estimates used by management in the methodologies used to assess the recoverability of our long-lived assets include estimates of future short-term and long-term growth rates, market acceptance of products and services, our success in winning bids and other judgmental assumptions, which are also affected by factors detailed in our risk factors section in this prospectus. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for our long-lived assets.

        Our investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable.

        Future events could cause us to conclude that impairment indicators exist and that additional intangible assets and long-lived assets associated with our acquired businesses and our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Restructuring and Other Non-Recurring Charges.    During fiscal year 2003, we recorded significant charges in connection with our restructuring plans. These restructuring charges include estimates pertaining to contractual obligations and primarily facilities-related operating leases. We estimated facility exit costs for certain under-utilized facilities and made assumptions regarding a sublessee's future rental rate, as well as the amount of time required to identify a sublessee. Such liabilities were recorded at fair value and are updated for any changes in fair value every period. Our restructuring charge would have been higher had we assumed a lower future rental rate or a longer period of time required to identify a sublessee.

        Legal and Other Contingencies.    We are currently involved in certain legal and other proceedings and are also aware of certain tax and other legal exposures relating to our business. We are required to assess the likelihood of any adverse judgments or outcomes of these proceedings or contingencies as well as potential ranges of probable losses. A determination of the amount of accruals required, if any, for these contingencies is made after careful analysis. The accounting treatment for such proceedings is prescribed by the Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," or SFAS No. 5. SFAS No. 5 defines a contingency as "an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur." In accordance with SFAS No. 5, accruals for exposures or contingencies are being provided when the expected outcome is probable and when the amount of loss can be reasonably estimated. It is possible, however, that future results of operations for any particular quarter or annual period could be materially affected by changes in our assumptions, the actual outcome of such proceedings or as a result of the effectiveness of our strategies related to these proceedings.

        Accounting for Stock-Based Compensation.    On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 123(R), "Share-Based Payment," which requires us to measure all employee stock-based compensation awards using a fair value method and recognize such expense in our consolidated financial statements. We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006. We estimate the fair value of stock options granted using the Black-Scholes option pricing model. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as allowed under SFAS 123. Non-cash share-based compensation of $3.2 million was recorded in the nine months ended September 30, 2006. As of September 30, 2006, there was $2.7 million of total unrecognized compensation cost related to non-vested share-based awards granted under our stock option plans. That cost is expected to be recognized over a weighted average period of 1.17 years

Nine-Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005

        Revenues.    Revenues for the nine-month periods ended September 30, 2006 and 2005 for our three business segments are as follows:

				Nine Months Ended September 30,
	Nine Months Ended September 30,
				2006	2005
	2006	2005
			Percentage change	Percentage of revenues
	U.S. dollars in thousands
GNS
Equipment	$85,394	$63,147	35.2%	46.6%	41.2%
Services	12,697	9,807	29.5%	6.9%	6.4%

	98,091	72,954	34.5%	53.5%	47.6%

Spacenet
Equipment	18,804	9,587	96.1%	10.3%	6.2%
Services	52,362	53,073	(1.3)%	28.5%	34.6%

	71,166	62,660	13.6%	38.8%	40.8%

SRC
Equipment	1,700	2,622	(35.2)%	0.9%	1.7%
Services	27,511	27,422	0.3%	15.0%	17.9%

	29,211	30,044	(2.8)%	15.9%	19.6%

Intercompany Adjustments
Equipment	(14,116)	(11,447)	23.3%	(7.7)%	(7.5)%
Services	(998)	(774)	28.9%	(0.5)%	(0.5)%

	(15,114)	(12,221)	23.7%	(8.2)%	(8.0)%

Total
Equipment	91,782	63,909	43.6%	50.1%	41.7%
Services	91,572	89,528	2.3%	49.9%	58.3%

Total	$183,354	$153,437	19.5%	100.0%	100.0%

        The increase in our revenues in the nine-month period ended September 30, 2006 is principally attributable to increased equipment sales. GNS accounted for approximately $25.1 million of the increase, mainly due to government and universal service obligations, or USOs, projects in Latin America and Africa. The increase was in line with our business strategy to focus on expanding our solutions and services across the value chain by offering project implementation, turnkey solutions and value-added products and services. In addition, Spacenet accounted for approximately $9.0 million of the increase in revenues, mainly due to sales to lottery operators.

        Intercompany adjustments reflect the elimination of sales by GNS to the other business segments.

        Gross profit.    The gross profit of our three business segments for the nine-month periods ended September 30, 2006 and 2005 is as follows:

	Nine Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
	U.S. dollars in thousands		Percentage of revenues per segment
GNS
Equipment	$39,457	$33,640	46.2%	53.3%
Services	5,885	4,735	46.3%	48.3%

	45,342	38,375	46.2%	52.6%

Spacenet
Equipment	3,649	22	19.4%	0.2%
Services	9,997	8,286	19.1%	15.6%

	13,646	8,308	19.2%	13.3%

SRC
Equipment	1,665	1,990	97.9%	75.9%
Services	4,732	3,713	17.2%	13.5%

	6,397	5,703	21.9%	19.0%

Intercompany Adjustments	851	2,497	5.6%	20.4%

Total	$66,236	$54,883	36.1%	35.8%

        Our gross profit margin remained at approximately 36% for the nine-month periods ended September 30, 2005 and 2006. Gross profit increased by approximately $11.4 million as a result of the increase in our revenues. Spacenet's gross margin increased from 13.3% in the nine months ended September 30, 2005 to 19.2% in the same period of 2006, mainly as a result of the increase in equipment sales to lottery operators and improved efficiency in our service costs as a result of integrating the operations of StarBand into those of Spacenet. GNS's gross profit increased by approximately $7.0 million, while the gross margin decreased, mainly due to an increase in the size of transactions and volume of VSATs which carry lower margins, in addition to a general downward pressure on prices in the industry.

        When reported by segment, the results of Spacenet and SRC are presented based upon transfer prices. The intercompany adjustments line reflects the intercompany profits that were realized in order to adjust the transfer price to Gilat's cost.

        Research and development expenses, net.    All of our research and development expenses are incurred by our GNS business segment. Our research and development expenses for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended September 30,			Nine Months Ended September 30,
	2006	2005		2006	2005
	U.S. dollars in thousands		Percentage change	Percentage of revenues per segment
Expenses incurred	$11,282	$13,039	(13.5)%	11.5%	17.9%
Less-grants	1,327	2,586	(48.7)%	1.4%	3.5%

Total	$9,955	$10,453	(4.8)%	10.1%	14.3%

        Net research and development costs decreased by approximately $0.5 million in the nine-month period ended September 30, 2006 compared to the same period in 2005. The decrease was mainly due to our sale of a wholly owned subsidiary, Deterministic Networks Inc., in September 2005 and a decrease in the level of depreciation and amortization, offset by the reduced amount of grants received from SES Global due to our completion of the research and development project performed on behalf of SES Global in 2005.

        Selling and marketing expenses.    The selling and marketing expenses of our three business segments for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended September 30,			Nine Months Ended September 30,
	2006	2005		2006	2005
	U.S. dollars in thousands		Percentage change	Percentage of revenues per segment
GNS	$17,683	$14,548	21.5%	18.0%	19.9%
Spacenet	7,176	7,372	(2.7)%	10.1%	11.8%
SRC	1,599	1,066	50.0%	5.5%	3.5%

Total	$26,458	$22,986	15.1%	14.4%	15.0%

        Selling and marketing expenses increased by approximately $3.5 million in the nine-month period ended September 30, 2006, compared to the same period in 2005. This increase is attributable mainly to approximately $2.3 million of increased expenses associated with our increased revenues in the 2006 period and the adoption of SFAS 123(R) on January 1, 2006, resulting in non-cash compensation expenses of approximately $1.2 million.

        General and administrative expenses.    The general and administrative expenses of our three business segments for the nine-month periods ended September 30, 2006 and 2005 are as follows:

	Nine Months Ended September 30,			Nine Months Ended September 30,
	2006	2005		2006	2005
	U.S. dollars in thousands		Percentage change	Percentage of revenues per segment
GNS	$9,487	$8,369	13.4%	9.7%	11.5%
Spacenet	6,911	9,155	(24.5)%	9.7%	14.6%
SRC	4,247	4,683	(9.3)%	14.5%	15.6%

Total	$20,645	$22,207	(7.0)%	11.3%	14.5%

        General and administrative expenses decreased by approximately $1.6 million in the nine-month period ended September 30, 2006, compared to the same period in 2005. This decrease is attributable mainly to reduced administrative expenses of approximately $2.5 million in our Spacenet operations as a result of the operational merger of StarBand and Spacenet in 2005 and a reduction in depreciation and amortization expenses of approximately $0.5 million. These decreases were offset in part by the adoption of SFAS 123(R) on January 1, 2006, resulting in non-cash compensation expenses of approximately $1.7 million.

        Financial expenses, net.    In the nine-month period ended September 30, 2006, we had financial expenses of approximately $1.6 million, compared to approximately $1.9 million in the same period of 2005. The decrease in our financial expenses is mainly attributable to a $1.7 million increase in net interest income from bank deposits, due to an increase in interest rates and increased cash balances, and reduced interest expenses relating to a short-term bank credit of approximately $0.5 million as a result of repayment of short-term bank credit of approximately $8.2 million at the beginning of 2006. This decrease in our financial expenses was offset in part by increased interest expenses on long-term loans of approximately $0.6 million, mainly due to the increase in the LIBOR rate, reduced interest income relating to a capital lease of approximately $0.5 million and approximately $0.5 million of amortization expenses related to the fair value of modification of the conversion feature relating to the loan from York.

        Taxes on income.    Taxes on income in the nine month period ended September 2006 were approximately $1.6 million compared to approximately $2.7 million in the same period of 2005. The decrease is principally attributable to tax expenses recorded in 2005 in connection with a settlement with the Israeli Tax Authorities reached in 2005 of approximately $1.2 million. Although our income before taxes increased, our tax expenses did not change materially because the increase in income was primarily attributable to reduced losses by some of our subsidiaries.

Variability of Quarterly Operating Results

        Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment and software and add-on enhancements), sale prices, and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment and software, which carry different sales prices and margins.

        Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We can not be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments,) and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

        Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

        Since inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible notes, bank loans, operations, as well as funding from research and development grants. In addition, we also finance our operations through available credit facilities as discussed below. We have used available funds primarily for working capital, capital expenditures and strategic investments.

        As of September 30, 2006, we had cash and cash equivalents of $106.4 million, short-term and long-term restricted cash of $11.2 million and short-term and long-term restricted cash held in trustees' accounts of $23.0 million. As of December 31, 2005, we had cash and cash equivalents of $74.9 million, short-term bank deposits of $3.3 million, short-term and long-term restricted cash of $22.5 million, short-term and long-term restricted cash held in trustees' accounts of $20.3 million and short-term bank credits of $8.2 million.

        The $23.0 million of restricted cash held in a trustee's accounts relates to funds collected from two of our large projects in Colombia, which are divided into seven different regions and contracts. The release of these funds from the trust is dependent both on a schedule of payments and on the achievement of operational milestones. However, in the event that we do not meet certain milestones, or if the bids are terminated unilaterally by the government of Colombia, we may be unable to receive this restricted cash.

        As of September 30, 2006, our accumulated debt was approximately $45.8 million, comprised mainly of long-term loans of $29.5 million and convertible subordinates notes of approximately $16.3 million.

        Our credit agreements contain various restrictions and limitations that may impact us, including pledges on our assets and property. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, liens, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments.

        Over the next 24 months, we expect our existing cash and cash equivalents, cash flows from our operating activities, along with the net proceeds from this offering to be sufficient to fund our operations. We currently intend to use the net proceeds from this offering primarily to fund the development of our products and for general corporate purposes, including working capital, sales and marketing activities, research and development activities, general and administrative matters and capital expenditures. We may use a portion of the net proceeds for the acquisition of, or investment in, companies, technologies or products that complement our business.

        The following table summarizes our cash flows for the periods presented:

	Nine months ended September 30,
	2006	2005
	U.S. dollars in thousands
Net cash provided by (used in) operating activities	$34,066	$(6,259)
Net cash provided by (used in) investing activities	9,916	(6,024)
Net cash provided by (used in) financing activities	(12,760)	671
Effect of exchange rate changes on cash and cash equivalents	252	519

Net increase (decrease) in cash and cash equivalents	31,474	(11,093)
Cash and cash equivalents at beginning of the period	74,929	75,771

Cash and cash equivalents at end of the period	$106,403	$64,678

        Our cash and cash equivalents increased by $31.5 million during the nine-month period ended September 30, 2006 as a result of the following:

        Operating activities.    Cash provided by operating activities was approximately $34.1 million mainly due to an increase in other accounts payable and other long-term liabilities in the amount of $34.5 million mainly due to strong collections of advances from customers and growth in our deferred revenues and positive net cash flow provided by other operating activities in the amount of

$14.8 million. The above was offset in part by an increase in inventory of approximately $15.2 million to support the higher demand for our products.

        Investing activities.    Cash provided by investing activities was approximately $9.9 million, mainly from net proceeds of restricted cash (including long-term) of approximately $11.3 million, proceeds from short-term bank deposits of approximately $3.3 million, proceeds from sale of property and equipment of approximately $1.6 million and net proceeds from loans to employees of approximately $0.3 million, net of purchase of property and equipment in the amount of approximately $4.5 million and net of the amount of restricted cash held by trustees in the amount of approximately $2.1 million.

        Financing activities.    Cash used in financing activities was approximately $12.8 million, mainly due to the repayment of approximately $8.0 million of long-term loans and $8.2 million of short-term bank credits, which was offset in part by proceeds of approximately $3.4 million from the exercise of options.

        Our cash and cash equivalents decreased by $11.1 million during the nine-month period ended September 30, 2005 as a result of the following:

        Operating activities.    Cash used in operating activities was approximately $6.3 million mainly due to a decrease of $6.4 million of accrued expenses, a decrease of $3.1 million of other accounts payable and other long-term liabilities and $1.0 million used for other operating activities, net of a decrease in other assets (short-term, long-term and deferred charges) of approximately $4.2 million.

        Investing activities.    Cash used in investing activities was approximately $6.0 million, mainly from net investment of restricted cash (including long-term) of approximately $5.2 million, net loans provided to employees of approximately $3.6 million and purchase of property and equipment approximately $2.9 million, net of net proceeds from restricted cash held by trustees of approximately $5.7 million.

        Financing activities.    Cash provided by financing activities was approximately $0.7 million, mainly from an approximately $7.3 million increase in short-term bank credit and proceeds of $1.2 million from the exercise of options, which was offset by our repayment of $7.8 million of long-term loans.

Off Balance Sheet Arrangements

        At times, we guarantee the performance of our work to some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects such as in Latin America, and for the performance of other projects (government and corporate) throughout the rest of the world. The guarantees typically expire when certain operational milestones are met.

        As of September 30, 2006, the aggregate amount of bank guarantees outstanding in order to secure our various performance obligations was approximately $14.3 million, comprised mainly of performance guarantees provided on behalf of our subsidiary in Peru, in an amount of approximately $8.0 million. We have restricted cash as collateral for these guarantees in an amount of approximately $5.5 million.

        We have provided bank guarantees mainly for certain leases for our offices worldwide, which are secured by restricted cash in the amount of approximately $5.6 million.

        In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries. No guarantees have ever been exercised against us.

Impact of Inflation and Currency Fluctuations

        While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

        The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the period ending in September 30, 2006, there was inflation in Israel of 0.8% and the NIS appreciated in relation to the U.S. dollar at a rate of 6.5%, from NIS 4.6 per $1 on December 31, 2005 to NIS 4.3 per $1 on September 30, 2006. In the period ending in September 30, 2005 inflation in Israel was 1.9% while the NIS depreciated in relation to the U.S. dollar at a rate of 6.7%. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected.

        Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the nine-month periods ended September 30, 2006 and 2005. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

        We do not engage in hedging transactions to manage our exposure to interest rate and currency fluctuations.

Effective Corporate Tax Rate

        On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the tax reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of a "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains. Following the reform, the capital gains tax rate applicable to us was decreased from 36% to 25%, while the allocation of the gain between the two periods is proportional to the holding periods until December 31, 2002, and after December 31, 2002. In 2005 and in the nine-months ended September 30, 2006, the tax reform did not have any material effect on our liquidity, financial condition or results of operations.

        On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") which significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility, such as provisions generally requiring that at least 25% of the approved enterprise's income will be derived from export. A facility that is approved under the Amendment is called a "Benefited Enterprise." Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as in effect on the date of such approval. Therefore, our existing Approved Enterprises will not be subject to the provisions of the Amendment.

        According to the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liabilities with respect to such tax-exempt income. As of September 30, 2006, we did not generate income under the provisions of the Amendment.

        Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for the first six programs has expired and we do not expect substantial benefits from the other three programs. See "Israeli Taxation."

        We expect to derive a substantial portion of our operating income, when we become profitable for Israeli tax purposes from future Benefited Enterprise facilities. We may therefore be eligible for a tax exemption for a limited period on undistributed Benefited Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares, on undistributed such Benefited Enterprise income. Income from sources other than the "Approved Enterprise" during the relevant period of benefits will be taxable at the regular corporate tax rates.

        We anticipate that we will not have to pay taxes relating to 2006 and 2007 tax years for most of our major entities due to current or carry forward tax losses. Cash outlays for income taxes in the future might be different from tax expenses, mainly due to cash tax payments for previous years that might be triggered by tax audits in the various tax jurisdictions, deferred tax expenses and payments usually made in arrears for annual taxes in profitable years.

Impact of Recently Issued Accounting Standards

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on our consolidated financial statements.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies." FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on our consolidated financial statements.

OUR BUSINESS

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations.

        We have a large installed customer base and have shipped more than 650,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end users in various market segments.

        We currently operate three complementary, vertically-integrated business units:

  Gilat Network Systems, or GNS, is a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. According to the 2005 COMSYS VSAT Report, prepared by Communications Systems Limited, or COMSYS, a leading satellite industry research firm, we are the second-largest manufacturer of VSATs, with a 21% global market share of shipped VSATs. We also provide industry specific solutions for cellular backhaul, governments, business continuity and disaster recovery. For the nine months ending September 30, 2006, we derived approximately 45% of our revenues from GNS. GNS's representative customers include StarOne in Brazil, Optus in Australia, China Unicom, Bharti in India, Global Teleport in Russia, Telkom in South Africa and AT&T in Europe.

  Spacenet Inc. provides satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S. According to the COMSYS report, we have a 20% market share of U.S. VSAT enterprise sites. For the nine months ending September 30, 2006, we derived approximately 39% of our revenues from Spacenet. Spacenet's representative customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Sunoco and Kroger.

  Spacenet Rural Communications, or SRC, provides telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities. We believe that we are the largest rural satellite telecom provider in Latin America, and currently have 16,000 operational sites. For the nine months ending September 30, 2006, we derived approximately 16% of our revenues from SRC.

        Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, who is a co-founder of our company, leads a highly experienced team of satellite industry executives. Our new management has refocused our business strategy and continued our financial turnaround, which has resulted in four consecutive quarters of increasing revenues and net income.

        We have diversified revenue streams that result from both sales of products and services. For the nine months ending September 30, 2006, approximately 50% of our revenues were derived from product sales and approximately 50% of our revenues were derived from services. Our service revenues are derived from long-term contracts of three to six years, which provide stability and visibility into future revenues. As of September 30, 2006, we had a backlog of $217 million for equipment and multi-year service contracts. During the same period, we derived 38.1% of our revenues from the U.S., 30.8% from Latin America, 15.8% from Asia, 8.9% from Africa and 6.4% from Europe.

        We were incorporated in Israel in 1987 and shipped our first generation VSAT in 1989. Since then, we have been among the technological leaders in the VSAT industry. Our continuous investment in research and development has resulted in the development of new and industry-leading VSAT products and our intellectual property portfolio includes 55 issued patents (24 U.S. and 31 foreign). As of September 30, 2006, we had approximately 960 employees, including 160 persons engaged in research, development and engineering activities.

Industry Overview

        Satellite networks are comprised of multiple ground stations that communicate through a satellite in orbit, providing continent-wide wireless connectivity. VSAT networks are used in a variety of applications such as broadband, Internet, voice, data and video. VSAT networks are usually deployed in a hub-and-spoke configuration, with customer locations connecting directly via satellite to a central "hub" facility. The value chain of VSAT satellite networks consists of the following four main elements:

        Satellite operators provide satellite transponder capacity on satellites positioned in geostationary orbit above the equator. Once in orbit, a satellite beam can typically service a geographic area the size of the continental U.S. or larger. The satellite receives information from a VSAT or the network hub, amplifies it and transmits it back to earth on a different frequency. Satellite operators sell the capacity in a variety of leasing agreements to their customers. The current generation of high-power satellites uses Ku-band frequencies. Other frequencies are C-band and the more recently introduced Ka-band. Our technology is compatible with C-band, Ku-band and Ka-band satellites including special extended C-band and extended Ku-band satellites. Some of the leading satellite operators are Intelsat/PanAmSat, SES and Eutelsat.

        Ground station equipment providers manufacture VSAT networks that combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites) which communicate via satellite. GNS is a leading ground station equipment provider.

        Communication service providers buy equipment from ground station equipment providers, install and maintain such equipment, lease capacity from satellite operators and sell a full package of communication services to the end user. Spacenet and SRC are leading communication service providers in the U.S. and in Latin America, respectively.

        End users are customers utilizing equipment and satellite communication services. Examples of end users range from enterprises, to SOHOs, to residential consumers.

        VSAT networks have a diverse range of uses and applications, and provide communication services as a stand-alone, alternate or complement to wireline and wireless networks. We believe that the advantages of VSAT networks include:

  Universal availability-VSATs provide service to any location within a satellite footprint.

  Timely implementation-Deployment times (ranging from a few weeks to a few months) can ensure rapid connectivity.

  Broadcast and multicast capabilities-The satellite medium is an ideal solution for broadcast and multicast applications as the satellite signal is simultaneously received by any group of users in the satellite footprint.

  Reliability and service availability-VSAT network availability is high due to VSAT reliability, small number of components in the network as well as terrestrial infrastructure independence.

  Scalability-VSAT networks scale easily from a single site to thousands of locations.

  Cost-effectiveness-The cost of VSAT networks is distance independent and therefore a cost-effective solution for multiple sites in remote locations.

  Applications delivery-Wide spectrum of capabilities and customer applications such as e-mail, virtual private networks, or VPN, video, voice, Internet access, distance learning, content distribution and financial transactions.

  Portability-VSAT solutions can be mounted on vehicles or deployed rapidly in fixed locations, then relocated or moved as required.

        Given the technological and implementation benefits afforded by VSAT networks, we believe that the market for VSAT products and services will continue to grow.

        According to the COMSYS report, the VSAT equipment market generated approximately $750 million of revenues in 2004, which represents an annual growth rate of approximately 29% from 2003 to 2004. According to a Northern Sky Research report from 2006, the number of VSAT sites is expected to grow at a compounded annual growth rate, or CAGR, of approximately 17% through 2010.

        According to the COMSYS report, the VSAT service market generated approximately $3.9 billion of revenues in 2004, which represents an annual growth rate of approximately 13% from 2003 to 2004. According to the Northern Sky Research report, the global broadband satellite services market is expected to have a CAGR of approximately 9% through 2010.

        We believe that there are three primary categories of end-users that require VSAT products and services:

        Enterprise and Business.    This market includes large companies and organizations, government entities, small medium enterprises, or SMEs, and SOHO end users. For enterprises, VSAT networks offer network connectivity and deliver applications such as networks within corporations (known as corporate intranets), Internet connections for voice, data and video (known as broadband), transaction-based connectivity to enable on-line data delivery such as point-of-sale (credit and debit card authorization), inventory control and real time stock exchange trading. According to the Northern Sky Research report, global enterprise and SME IP VSAT sites will grow from approximately 600,000 in 2005 to 1.2 million sites in 2010. This represents a CAGR of 14.3%.

        Rural Telecommunications.    The rural telecommunications market is comprised of communities throughout the world that require telephone, facsimile and Internet access in areas that are underserved by existing telecommunications services. These communication services are usually provided to the rural population via government-subsidized initiatives. This market segment is comprised of "Build-Operate" projects, in which governments subsidize the establishment and the operation of a rural network to be served by a satellite, wireless or cellular service provider that is usually selected in a bid process. According to the 2006 GSM Association Universal Access Report, 57 out of the 92 emerging market and developing countries sampled for their study have plans to establish universal service funds, or USFs, within their jurisdictions to meet local telephony and Internet service requirements. According to this report, the USFs jointly collected approximately $6.0 billion worldwide through 2006, out of which $1.6 billion has been redistributed to the communications industry. In other instances, local communications operators have USOs which require them to serve rural areas lacking terrestrial infrastructure. Some local communications operators elect to fulfill this obligation by hiring third parties in a model known as "Build-Operate-Transfer." In these instances, the network is established and made operational by a third party service provider and then transferred to the operator.

        Consumer.    The consumer market consists of residential users. These users require a high-speed internet connection that enables the transmission of data, audio and video, similar to a digital subscriber line, or DSL, or cable modem service. According to the Northern Sky Research report, 82.9% of these sites are located in North America.

Our Competitive Strengths

        We are a leading provider of satellite communication and networking products and services. Our competitive strengths include:

        Market leadership in large and growing markets.    Since our inception, we have sold more than 650,000 VSATs to customers in over 85 countries. Our customer base includes a large number of satellite-based communications service providers and operators worldwide. In addition, we provide satellite-based communication services primarily to enterprises in the U.S. and we are the largest satellite communications service provider to rural communities in Latin America. The large installed base of our VSAT equipment also provides opportunities for new and incremental sales to existing customers. According to the 2005 COMSYS report, our global market share to the enterprise market was approximately 21%, based on the number of terminals shipped, making us the second largest VSAT manufacturer in the world for this segment.

        Technology leadership.    We have been at the forefront of VSAT technology and services for almost 20 years and continue to be an innovator and developer of new satellite technologies. Our highly customizable single platform VSAT technology enables us to provide our customers with a wide range of broadband, Internet, voice, data and video solutions and our product and operations infrastructure is capable of running hubs with greater than 99.99% availability while rolling out thousands of new VSAT site locations each month. We have unified all our legacy product lines under SkyEdge, our latest generation VSAT product family. The single platform of products enables us to focus our research, development and engineering efforts, which are supported by approximately 160 persons. This enables us to rapidly develop new features and applications. In addition, by directly serving end-users through our service organizations, we are able to quickly respond to changing market conditions to ensure we maintain our leadership position.

        As an example of our technology innovation, we have adapted our SkyEdge platform to meet the Cisco Systems criteria for interoperability with its Cisco VSAT Network Module, or NM. We are a Cisco Systems Technology Developer Partner and, with our SkyEdge hubs, we offer interoperability with the Cisco VSAT NM that may be integrated into several of Cisco's routers, enabling near-instantaneous failover from a primary circuit to the satellite backup.

        Global presence and local support worldwide.    We have sold our products in over 85 countries on six continents. Our products and services are used by a large and diverse group of customers including some of the largest enterprises in the world, several government agencies and many rural communities. We have 16 sales and service offices worldwide. Through our network of offices we are able to maintain a two-tier customer support program offering local support offices and a centralized supply facility.

        Complementary business lines.    Our three business units, GNS, Spacenet and SRC, enable us to provide a full turnkey solution to our customers by integrating a diverse range of value-added products and services. Our offerings range from VSAT network equipment, installation, operation and maintenance to provide services ranging from broadband, Internet, voice, data and video to managed solutions that are highly flexible and customizable. Our business model enables us to be closely attuned to all of our customers' needs and to rapidly adapt to changing market trends. Our VSAT-based networks often serve as a platform for the delivery of a complete system, providing versatile solutions for corporate enterprises, government agencies, SMEs, rural communities, SOHOs and consumers.

        Diversified revenue streams and customer base.    For the nine months ended September 30, 2006, our revenues were equally generated from products and services. Our product sales are generally independent equipment orders which often generate maintenance contracts and additional opportunities for future product sales. Our service sales are characterized by long-term contracts that provide a recurring revenue base. In the 2006 period, our three business units, GNS, Spacenet and SRC, accounted for 45%, 39% and 16% of our revenues, respectively. We are not overly dependant on any single customer, project or geographic region and no single customer accounted for more than 10% of our revenues.

        Strong financial position.    Our strong financial position allows us to compete effectively with other companies in our industry. We have had four consecutive quarters of revenue growth and improved profitability. As of September 30, 2006, our cash and cash equivalents increased to $106.4 million from $74.9 million at December 31, 2005, and we reduced our debt to $45.8 million, from $119.8 million at December 31, 2005.

        Experienced management team.    Since July 2005, we have operated under a new management team as well as a new board of directors. Our Chairman and CEO, Amiram Levinberg, is a co-founder of our company and leads a highly experienced executive team of satellite industry veterans. Our new management has refocused our business strategy and continued our financial turnaround, which has resulted in four consecutive quarters of increasing revenues and net income.

Our Growth Strategy

        Our objective is to leverage our advanced technology and capabilities to:

        Enhance our leadership position in our core markets.    We are expanding our position in the VSAT market through the development of new products, solutions and services within our target markets. Through the development of our SkyEdge single platform product and our end-to-end solution offerings, we are focused on providing innovative products and services required by our customers and end-users. Currently, our research and development efforts are focused on a number of initiatives, including increasing the satellite communications efficiency of our products, increasing the levels of network performance and enhancing ease of use and user interfaces. We are also expanding our VSAT products' throughput by increasing the amount of data that can be processed during the upload and download process and we are expanding the use of our VSAT technology for applications such as cellular backhaul, electronic voting and business continuity.

        Expand our presence across the communications value chain.    We are currently a leading global provider of VSAT network equipment and services. GNS is focused on providing more than VSAT equipment to our customers by offering full solutions and turnkey implementation based on capabilities developed to meet customer requirements. Spacenet is focused on more than connectivity by expanding its offering to include managed network services and other value-added services.

        Focus on emerging markets.    We are expanding our focus on rural and emerging markets. Traditionally, it has been considered too costly for service providers to provide full-terrestrial networks to these regions. As a result, many governments either require telecommunications operators to provide communications access through USOs to these communities or provide funding via USFs to subsidize the provision of these services. At this time, available worldwide USF funding is estimated to be $4.4 billion in approximately 15 countries. As this communications rollout is adopted, VSAT-based communication networks provide a high quality, cost-effective alternative to terrestrial, wireless and cellular systems. GNS is currently focusing its growth efforts to service providers that are either being required by USOs to facilitate the rural expansion, or to service providers that are utilizing the subsidies created through USFs. SRC is also focusing on expanding its services to emerging markets with USFs.

        Focus on business continuity.    We are addressing the growing area of business continuity and disaster recovery applications by providing secondary networks for continuous operations during network failures or natural disasters. As one of our business continuity solutions, we have adapted our SkyEdge platform to meet the Cisco Systems criteria for interoperability with its Cisco VSAT Network Module, or NM. We are a Cisco Systems Technology Developer Partner and, with our SkyEdge hubs, we offer interoperability with the Cisco VSAT NM that may be integrated into several of Cisco's routers, enabling near-instantaneous failover from a primary circuit to the satellite backup.

        Enter new strategic markets.    We have identified a number of markets which we believe will be strategic to our future growth, including Broadband Wireless Access, or BWA, solutions and additional government markets. BWA is a developing technology designed to solve the last mile connectivity problem facing many rural and remote locations. Service providers are using BWA systems to provide a link between end users and communications networks. We already have significant operations in emerging markets and have established sales and distribution channels in many of these remote locations. The current focus of most established BWA providers is geared toward urban and mobile solutions. We will leverage our distribution channels, expertise and presence in rural areas to provide BWA solutions, which will complement our present product offerings.

        We also intend to leverage our technology expertise to further develop customized VSAT products, applications and services for the government and government-supported sectors in additional territories. Many governments, including the U.S., require applications with specific communication parameters that are particularly well-suited for satellite networks based on cost and performance. These applications range from border control and sensitive military applications to distance learning and open classroom education programs.

        Proactively evaluate acquisitions that will support and enable our growth strategy.    As we continue to focus on expanding the target markets for our products, services and solutions, we may have opportunities to acquire companies or technologies that would be complementary or additive to our existing platform and global distribution channels. We will proactively, but selectively, evaluate opportunities to expand our business.

Our Business Units

  Gilat Network Systems

  Overview

        GNS is a leading global provider of network systems and associated professional services for operators of satellite communications systems. Our operational experience in large VSAT networks together with our local offices worldwide enables us to work closely and directly with those operators. We provide VSAT communication equipment and solutions to the enterprise, rural communications and consumer markets.

        Our SkyEdge product portfolio delivers efficient, reliable and affordable broadband, Internet, voice data and video. SkyEdge offers a cost-effective way to deliver the communications services that enterprises, carriers, service providers and governments require, from interactive data and broadband IP to public telephony and corporate voice over Internet Protocol, or VoIP, services.

        We also provide solutions tailored to the requirements of individual industries. Based on our open SkyEdge platform, our solutions provide added value to operators through better performance and integration as well as simpler deployment. One such solution is SkyAbis, which provides cost-effective cellular backhaul for rural communications.

        We also support satellite networking through professional services, training and a full range of turnkey solutions and outsourced network operations including "Build-Operate-Transfer" for networking facilities.

        GNS is headquartered in Petah Tikva, Israel and has 12 offices worldwide, with approximately 500 employees. In the first nine months of 2006, GNS had revenues of $98.1 million, including sales of $15.1 million to Spacenet and SRC.

  Products and Solutions

  SkyEdge Family of Products

        Our SkyEdge platform is based on a single hub with multiple VSATs to support a variety of services and applications. Our advanced access scheme and quality of service implementation enables delivering high quality services in an efficient manner. The SkyEdge system can support triple play services, such as wireline quality voice, video, and data on the same platform. In addition, multiple network topologies can be deployed with the same platform. This enables an improved user-experience and reduced operating expenses.

        We currently offer the following VSAT products:

        All of these products are connected to a microwave outdoor unit which is mounted on a dish antenna.

  Solutions

        Our VSAT-based networks serve as a platform for the delivery of custom tailored solutions for identified markets. We pre-package, commercialize and sell these end-to-end solutions which offer higher value to our customers. For example, in 2005, we released an integrated solution, called SkyAbis, which supports a cellular backhaul application for Global System for Mobile Communications, or GSM, and Code Division Multiple Access, or CDMA, cellular-based stations. Our end-to-end solutions include government communication infrastructure solutions for post offices, elections, military and security and rapid VSAT deployment. We also provide turnkey solutions that include installation, operation and third-party peripheral equipment.

        We currently offer the following solutions:

  Turnkey Implementation Capabilities

        We provide end-to-end turnkey solutions and integration to existing infrastructures. This includes network rollout projects, where we provide operators with a fully operational network. We also provide consultancy and other professional services for customers.

        Among the components that go into our turnkey projects are planning (including network analysis, system design, teleport design and network, space segment and backhaul planning), integration of our existing operators' infrastructure and equipment with the VSAT network and implementation of the project plan.

  Manufacturing, Customer Support and Warranty

        Our products are designed and tested primarily at our facilities in Israel. We outsource a significant portion of the manufacturing of our products to third parties. We also work with third-party vendors for the development and manufacture of components integrated into our products, as well as for assembly of components for our products.

        We offer a customer care program, which we refer to as SatCare, and professional services programs that improve customer network availability through ongoing support and maintenance cycles. As part of our professional services, we provide:

  •
  Outsourced operations such as VSAT installation, service commissioning and hub operations.

  •
  Proactive troubleshooting, such as periodic network analysis, to identify symptoms in advance.

  •
  Training and certification to ensure customers and local installers are proficient in VSAT operation.

        We typically provide a one-year warranty to our customers as part of our standard contract. We also provide extended warranty services through our SatCare program, for an additional annual fee.

  GNS Customers and Markets

        We sell VSAT communications networks and solutions primarily to service providers. The service providers to whom we sell our products and solutions are primarily serving the enterprise and rural communication market segments. We have more than 200 customers worldwide.

        Enterprise service providers use our networks for broadband, Internet, voice, data and video connectivity for applications such as credit card authorizations, online banking, corporate intranet, interactive distance learning, lottery transactions, retail point-of-sale, inventory control and Supervisory Control and Data Acquisition, or SCADA, services. Examples of service providers to whom we sell VSAT networks are StarOne in Brazil whose end users include franchises such as O'Boticario, a major Brazilian cosmetics chain, and HCL in India whose end users include stock brokerage firms.

        Service providers serving the rural communications market are typically public telephony and Internet operators providing telephony and Internet services through public call offices, telecenters, Internet cafes or pay phones. Some of the rural communication projects are for government customers. Examples of our rural telecom customers include Telkom in South Africa, China Unicom and Embratel in Brazil.

        Our VSAT networks also provide underserved areas with a high-speed Internet connection similar to DSL service to residential users. Examples of customers in this area are StarOne in Brazil and Optus in Australia.

  GNS Sales and Marketing

        We use both direct and indirect sales channels to market our products, solutions and services. Most of our revenues are derived from direct sales. Our GNS equipment sales division has organized its marketing activities by geographic areas, with groups, subsidiaries or affiliates covering most regions of the world. Our sales teams are comprised of account managers and sales engineers (approximately 130 employees), who establish account relationships and determine technical and business requirements for the network. These teams also support the other distribution channels with advanced technical capabilities and application experience. Sales cycles in the VSAT network market vary significantly, with some sales requiring 18 months from an initial lead through signing of the contract and others stemming from an immediate need for product delivery within two to three months. The sales process includes understanding customer needs, several network design iterations, network demonstrations, and on occasion, software development and integrations with third-party equipment for complete solution offerings.

  Spacenet Inc.

  Overview

        Spacenet provides satellite network services to business, government and residential customers in the U.S. In addition, we offer our enterprise customers value-added services, including hybrid satellite/terrestrial networks and outsourced network management.

        Spacenet's equipment and services are currently deployed at more than 100,000 business, government and residential locations in the U.S. Our customers include Dollar General, Goodyear, Intercontinental Hotels Group, Valero, Sunoco and Kroger. The 2005 COMSYS report ranked Spacenet as the second largest satellite network service provider in North America for the enterprise/government market, with a 20.5% market share, which is more than four times larger than the third-ranked provider. Our market includes upgraded WAN services for retail, restaurant and hospitality chains, satellite-based solutions for government services and networks for energy exploration and transmission/distribution.

        Spacenet is based in McLean, Virginia, and has approximately 230 employees. In the nine months ended September 30, 2006, Spacenet had revenues of $71.2 million.

  Services

        Spacenet offers a prepackaged set of services that are sold under the Spacenet, Connexstar and StarBand brand names which target a variety of markets and applications, as is illustrated in the diagram below:

  Network Operations and Customer Support

        We operate three Network Operation Centers, or NOCs, in the U.S.: McLean, Virginia, Chicago, Illinois, and Marietta, Georgia. Our operations staff of more than 100 people supervises network implementation and installation quality assurance, manages shared-hub and private-hub networks, provides first-level and escalated help desk/problem resolution, manages inventory and shipping, and dispatches field service/maintenance technicians. The Chicago NOC facility specializes in operation of high-availability networks on legacy VSAT platforms. The Marietta NOC facility operates the Connexstar and StarBand services as well as providing the first and second-level call center. The McLean headquarters facility provides pilot and disaster recovery hub operations, third-tier network escalation and advanced network management services.

        For enterprise and government satellite networks, we offer Service Level Agreements providing guarantees on network uptime and availability as well as guaranteed network performance and issue resolution time. Spacenet's network management and operations features include diverse and scalable hub and satellite options, centralized network management center, extensive web-based tools for customers, dedicated program management and service automation.

  Spacenet Sales and Marketing

        We sell our enterprise and government services directly through a team of ten major-account executives as well as through a network of more than 30 authorized enterprise service resellers, primarily IT integrators and value-added resellers focused on specific industries.

        Our StarBand SOHO and residential services are sold both directly and through approximately 600 sales agents, that are typically direct-to-home satellite TV resellers and/or satellite Internet service resellers. Our distribution channel strategy is shown below:

  Spacenet Rural Communications

  Overview

        SRC is a service provider for public telephony and Internet services to rural areas in Latin America, mainly in Peru and Colombia. In these countries, we have built the infrastructure and act as an operator (Build-and-Operate model) in subsidized government projects. Our services include operating public phones and telecenters and distributing pre-paid cards for telephone usage at remote villages. In addition, SRC uses its infrastructure to provide services to enterprise, SME, SOHO and residential customers. SRC also provides outsourcing of VSAT network implementation and operation to other operators in the region.

        SRC has offices in Peru and Colombia and employs approximately 220 persons. SRC's revenues for the nine months ended September 30, 2006 were $29.2 million.

  SRC Services and Solutions

        We began to operate in Peru in 1998, with the award of our first rural telephony project called "Frontera Norte" for FITEL, with approximately 200 sites. Since then, we have participated in almost every rural communications project launched by the Peruvian government and have won, either wholly or partially, all five projects. Overall, we operate almost 6,000 telephony sites in Peru, of which approximately 600 have Internet connectivity, and have been awarded over $45 million in government subsidies to build and operate these networks. In addition, we have developed services for private customers, such as Banco de la Nacion, utilizing our current infrastructure and providing those customers with Internet, data and telephony services. Our rural network manages millions of incoming and outgoing minutes every month, serving more than six million people in rural areas. On average, the network in Peru has reduced the distance between rural phone locations from 50km to 5km.

        SRC Colombia started operations in 1999 by winning the government's Compartel I project focused on rural telephony. Since then we have been awarded two additional projects with over $100 million in government subsidies in the aggregate.

        Currently, SRC Colombia operates a network of almost 10,000 rural sites spread throughout the country, serving over seven million persons. The services for those rural sites include telephony, Internet, data, fax and other services. In order to comply with government bid requirements, SRC has integrated a variety of technologies into its VSAT based network such as wireless local loop and cellular.

        In addition to its well established operations in Peru and Colombia, SRC provides services to customers in other countries in the region. In Panama, SRC is working with Cable & Wireless to allow it to fulfill its USO with cost efficient technology and high quality service. In Venezuela, SRC was hired by the Venezuelan electoral entity, or CNE, to manage a 3,000 site network for the transmission of voting data. SRC was responsible for logistics, installations and operations of the satellite network for the CNE. The project was installed and fully operational in 45 days. CNE has used SRC in subsequent elections to supervise, manage and support installations as well as manage and support hub operations during elections.

  Customer Support Operations

        SRC complements its services with back office support for subsidized telephony and Internet networks as well as for private Internet, data and telephony clients including a call center, network operations center, field service maintenance and a pre-paid calling card platform and distribution channels.

  SRC Customers and Markets

        Public Rural Telecom Services:

        In a large number of remote and rural areas, primarily in developing countries, there is limited or no telephone or Internet service, due to inadequate terrestrial telecommunications infrastructure. In these areas, VSAT networks utilize existing satellites to rapidly provide high-quality, cost-effective telecommunications solutions. In contrast to terrestrial networks, VSAT networks are simple to reconfigure or expand, relatively immune to difficulties of topography and can be situated almost anywhere. Additionally, VSATs can be installed and connected to a network quickly without the need to rely on local infrastructure. For example, some of our VSATs are powered by solar energy where there is no existing power infrastructure. Our VSATs provide reliable service, seldom require maintenance and, when necessary, repair is relatively simple.

        As a result of the above advantages, there is a demand for government-sponsored, VSAT-based bundled services of fixed telephony and Internet access. Many of these government-funded projects have been expanded to provide not only telephony services and Internet access, but to also provide telecenters that can serve the local population. These telecenters typically include PCs, printers, fax machines, photocopiers, VCRs and TVs for educational programs. Additional revenue may be received, both in the form of subsidies and direct revenues from the users, when these additional services are provided. Our rural telecom government customers are Compartel in Colombia and FITEL in Peru.

        VSAT Services to Telecom Operators:

        In some markets, existing telecom operators are mandated by the government to provide universal services. Providing these services in remote areas is a challenge to these operators, and they sometimes outsource these services to rural telecom service providers. The exact nature of these outsourcing projects varies, but they are typically a "Build-Transfer" model or a "Build-Operate-Transfer" model. Cable & Wireless in Panama is SRC's first "Build-Operate-Transfer" customer.

        Enterprise and Government Agencies:

        We also provide private network services to enterprises and government agencies. These customers contract directly with SRC for VSAT equipment and associated network services to be deployed at customer locations, typically for a contract term of three to five years. We also resell managed terrestrial connectivity equipment and services from facilities-based Local Exchange Carrier partners. One such customer is Banco de la Nacion in Peru.

  SRC Sales and Marketing

        We use direct sales channels to market our services. Our sales team of account managers and sales engineers, are the primary account interfaces and work to establish account relationships and determine technical and business demands.

Competition

        The network communications industry is highly competitive and the level of competition is increasing. In the equipment market, GNS faces competition from other VSAT providers, such as Hughes Network Systems LLC, Viasat, iDirect and other smaller vendors.

        The U.S. enterprise VSAT market is primarily served by Spacenet and Hughes Network Systems LLC. In addition, more recently, Spacenet's primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

        In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain SRC regions, they compete with our VSAT solutions.

Patents and Intellectual Property

        We currently rely on a combination of patent, trade secret, copyright and trademark law, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products. Our patent portfolio includes 55 patents issued (24 U.S. and 31 foreign patents), 11 U.S.

utility patent applications, 3 U.S. provisional patent applications and 12 foreign applications pending. All of the patents and applications that were developed and/or owned by our subsidiaries have been formally transferred to the parent company and are now controlled by us. In addition, we have filed patent applications with respect to our SkyEdge family of products, as well as patents concerning a range of other inventions. As part of our patent program, Gilat intends to file additional patent applications on an ongoing basis.

        We believe that our patents are important to our business. We also believe that the improvement of existing products, reliance upon trade secrets and unpatented proprietary know-how as well as the development of new products are generally as important as patent protection in establishing and maintaining a competitive advantage. We believe that the value of our products is dependent upon our proprietary software and hardware remaining "trade secrets" or subject to copyright protection. Generally, we enter into non-disclosure and invention assignment agreements with our employees, subcontractors and certain customers and other business partners.

Government Regulations

  Regulatory Overview

        The international telecommunications environment is highly regulated. As a provider of communications services in the U.S., we are subject to the regulatory authority of the U.S., primarily the FCC. We are also subject to regulation by the national communications authorities of other countries in which we provide service. Each of these entities can potentially impose operational restrictions on us. The changing policies and regulations of the U.S. and other countries will continue to affect the international telecommunications industry. We cannot predict the impact that these changes will have on our business or whether the general deregulatory trend in recent years will continue. We believe that continued deregulation would be beneficial to us, but also could reduce the limitations facing many of our existing competitors and potential new competitors.

        We are required to obtain approvals from numerous national and local authorities in the ordinary course of our business in connection with most arrangements for the provision of services. The necessary approvals generally have not been difficult for us to obtain in a timely manner. However, the failure to obtain particular approvals has delayed, and in the future may delay our provision of services. Moreover, it is possible that any approvals that may be granted may be subject to materially adverse conditions.

  United States Regulation

        All entities that use radio frequencies to provide communications services in the U.S. are subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended, or the Communications Act. The Communications Act prohibits the operation of satellite earth station facilities and VSAT systems such as those operated by us except under licenses issued by the FCC. Major changes in earth station or VSAT operations require modifications to the FCC licenses, which must also be approved by the FCC. The licenses we hold are granted for ten-year terms. The FCC generally renews satellite earth station and VSAT licenses routinely, but we cannot guarantee that our licenses will be renewed at their expiration dates or that such renewals will be for full terms. In addition, certain aspects of our business may be subject to state and local regulation including, for example, local zoning laws affecting the installation of satellite antennas.

  International Regulation

        We must comply with the applicable laws and obtain the approval of the regulatory authority of each country in which we propose to provide network services or operate VSATs. The laws and regulatory requirements regulating access to satellite systems vary from country to country. Some countries have substantially deregulated satellite communications, while other countries maintain strict monopoly regimes. The application procedure can be time-consuming and costly, and the terms of licenses vary for different countries. In addition, in some countries there may be restrictions on our ability to interconnect with the local switched telephone network. In certain countries, there are maximum tariffs and fees set by the regulatory authority maximizing the fees that can be charged for the use of telephony services that we provide.

Facilities

        Our headquarters are located in a modern office park which we own in Petah Tikva, Israel. This facility is comprised of approximately 380,000 square feet of office space.

        We have network operations centers in Marietta, Georgia and shared hub facilities in Chicago, Illinois, Peru and Colombia, from which we perform network services and customer support functions 24 hours a day, 7 days a week, 365 days a year.

        We lease approximately 160,000 square feet of office space in McLean, Virginia. These offices house our personnel and also contain one of our U.S. shared hub centers. In 2000 and 2002, we purchased and developed facilities on approximately 140,400 square feet of land in Backnang, Germany. Since May, 2002, these facilities are leased to a third party.

        We also maintain facilities in Plano, Texas, Chicago, Illinois, Marietta, Georgia and in Brazil, Colombia, Mexico, and Peru, along with representative offices in Beijing, Melbourne, Pretoria, Bangkok, New Delhi, Almaty, Jakarta and Moscow and small facilities in other locations throughout the world.

        We believe our facilities to be adequate for our needs.

DIRECTORS AND SENIOR MANAGEMENT

Directors

        The following table sets forth the name, age, position(s) and a brief account of the business experience of each of the directors:

Name	Age	Position(s)
Amiram Levinberg	51	Chairman of the Board of Directors and Chief Executive Officer
Haim Benjamini(1)(2)	67	External Director
Jeremy Blank	28	Director
Ehud Ganani	54	Director
Leora Meridor(1)(2)	58	External Director
Karen Sarid(1)(2)	55	Director
Izhak Tamir(1)(2)	52	Director

(1)
Member of our Compensation and Stock Option Committee.

(2)
Member of our Audit Committee.

        Amiram Levinberg co-founded our company and served as a director on our board since its inception and until April 2004. In July 2005, Mr. Levinberg rejoined our company as our Chairman of the Board and Chief Executive Officer. From July 1995 and until April 15, 2003, he served as our President. Until 2002, Mr. Levinberg also served as our Chief Operations Officer. Until July 1995, he served as our Vice President of Engineering. From 1977 to 1987, Mr. Levinberg served in a research and development unit of the Israel Defense Forces, where he managed a large research and development project. He was awarded the Israel Defense Award in 1988. Mr. Levinberg holds a B.Sc. in Electrical Engineering and Electronics and a M.Sc. degree in Digital Communications from Israel Institute of Technology, in Haifa, Israel, or the Technion. Mr. Levinberg serves on the board of directors of Cardboard Industries and Kargal, a cardboard manufacturer in Israel and serves on the on the board of Kasamba, an Internet company offering online professional expert advice.

        Haim Benjamini has served on our board as an external director since February 2005. Mr. Benjamini currently serves as an advisor to Teva Pharmaceutical Industries Ltd.'s CEO, board and management. He served as the Corporate Vice President of Human Resources of Teva from 1988 until December 31, 2004. From 1982 to 1988, Mr. Benjamini served as the Corporate Vice President of Human Resources at Scitex Corporation. Mr. Benjamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benjamini holds a M.A. (Organizational Behavior) from the University of Chicago and a B.A (Social Sciences, Sociology and Political Science) from the Hebrew University. Mr. Benjamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982.

        Jeremy Blank has served on our board since July 2005. Mr. Blank is a senior advisor to York. Previously, Mr. Blank served as a Vice President within York Capital Management. York is a private investment fund based in New York with approximately $8 billion in assets under management. From 1999 to 2004, Mr. Blank worked at Morgan Stanley as a vice president within Morgan Stanley's fixed income department and earlier, in Morgan Stanley's mergers and acquisitions department. Mr. Blank graduated from Yeshiva University in New York City with a Bachelor's degree in Finance.

        Dr. Ehud Ganani has served on our board since July 2005. Dr. Ganani currently serves as Chairman of the boards of directors of the following companies, both in the security and defense markets: Trace Guard Technologies Inc., and DefenSoft Ltd. He served as the Chief Executive Officer of Israel Military Industries from 2002 to 2005. Prior to that he served in various senior positions in Rafael Armament Development Authority, the last of which was as Vice President of Marketing and Business Development from 1997 to 2002. Dr. Ganani holds a Doctorate of Science in chemical engineering from Washington University and a Bachelor of Science in Chemical Engineering from the Technion.

        Dr. Leora (Rubin) Meridor has served on our board since August 2005. Dr. Meridor is a business and financial consultant and serves on the boards of Teva Pharmaceutical Industries Ltd. and Nice Systems. Between 2001 and 2004, Dr. Meridor served as chair of the board of Poalim Capital Markets Ltd. and between 2001 and 2005, as chair of the boards of directors of Bezeq International Ltd. and Walla! Communications Ltd. Between 1996 and 2000 she served as Senior Vice President, Head of Credit & Risk Management Division of the First International Bank. From 1992 to 1996 she served as Head of Research at the Bank of Israel. Dr. Meridor has a Ph.D in Economics, an M.Sc in Mathematics and B.Sc. in Mathematics and Physics, all from the Hebrew University in Jerusalem. Her studies include a post doctoral year at Massachusetts Institute of Technology.

        Karen Sarid has served on our board since July 2005. Ms. Sarid has served as a General Manager of Orex Computed Radiography Ltd., a Kodak company focusing on advanced radiography systems for the digital x-ray market since September 2000. From September 1999 until September 2000, Ms. Sarid served as Chief Financial Officer and a member of the board of directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the board of directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. She was Chief Financial Officer of LanOptics Ltd. from 1993 through 1996. Ms. Sarid currently serves on the board of directors of LanOptics Ltd. and as chair of its audit committee. Ms Sarid also serves on the board of directors of Oridion Ltd. Ms. Sarid received a B.A. in Economics and Accounting from Haifa University, and was awarded the CFO of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

        Izhak Tamir has served on our board since July 2005. Mr. Tamir has been President and a Director of Orckit since its founding in 1990. Orckit Communications Ltd. is a leading provider of advanced telecom equipment targeting high capacity packetized broadband services. Mr. Tamir has served on the board of directors of Scopus Video Networks since 2005. From 1987 until 1989, Mr. Tamir was employed by Comstream Inc., in San Diego, California. From 1985 until 1987, he was Vice President of A.T. Communication Channels Ltd., a subsidiary of Bezeq. From 1978 to 1985, he was a senior engineer in the Israeli government. Mr. Tamir holds an engineering degree from the Technion, and an M.B.A. from Tel Aviv University. Mr. Tamir has been Chairman of the board of directors of Tikcro Technologies Ltd. since January 2000 and its Chief Executive Officer since August 2003.

Senior Management

        The executive officers and key executives of our company and its subsidiaries are as follows:

Name	Age	Position(s)
Amiram Levinberg(1)	51	Chief Executive Officer and Chairman of the Board of Directors
Erez Antebi	47	Chief Executive Officer, Gilat Networks Systems
Rocio del Campo	43	President, Spacenet Rural Communications
Andreas Georghiou	57	President, Spacenet Inc.
Yoav Leibovitch	49	Executive Vice President, Corporate Development
Joshua Levinberg	52	Executive Vice President, Corporate Business Development & Strategy
Tal Payne	35	Chief Financial Officer

(1)
Please see biography under "Directors" above.

        Erez Antebi was appointed as Chief Executive Officer of Gilat Networks Systems on June 1, 2005. Prior to that time, Mr. Antebi served as our Chief Operating Officer from October 2002 until September 2003, when he left to serve as Chief Executive Officer of Clariton Networks Ltd. From the beginning of 1998 until being appointed our Chief Operating Officer, Mr. Antebi served as our Vice President, General Manager for Asia, Africa and Pacific Rim. From September 1994 until the beginning of 1998, he served as Vice President and General Manager of Gilat Inc. Mr. Antebi joined our company in May 1991 as product manager for the Skystar Advantage VSAT product. From August 1993 until August 1994, he served as Vice President of Engineering and Program Management of Gilat Inc. Prior to joining us, Mr. Antebi worked for a private importing business from 1989 to 1991, after having served from 1987 to 1989 as marketing manager for high frequency radio communications for Tadiran Limited, a defense electronics and telecommunications company, and as a radar systems development engineer at Rafael, the research and development and manufacturing arm of the Israel Defense Forces, from 1981 to 1987. Mr. Antebi holds a B.Sc. and an M.Sc. Electrical Engineering from the Technion.

        Rocio del Carmen del Campo serves as President of Spacenet Rural Communications. Ms. Del Campo joined Gilat in 2000, as General Manager of our subsidiary in Peru. In 2003 she became General Manager for the Andean Region. Prior to Spacenet Rural Communications, Ms. Del Campo was General Manager of the Peru subsidiary of Acer (a technology company that developed computers and information technology, headquartered in Taiwan). Before this, Ms. Del Campo was an International Business Development Manager for INFOTEC (a software development company). Ms. Del Campo holds a B.S. in Industrial Engineering with a specialization in systems from the University of Lima, Peru

        Andreas Georghiou joined Spacenet Inc. as its Chief Executive Officer in August 2006. Prior to joining Spacenet, Mr. Georghiou had been with SES Americom and its predecessor, GE Americom, for over 20 years in various leadership roles. Immediately preceding his assumption of CEO duties at Spacenet, Mr. Georghiou served as Chief Commercial Officer at SES Americom and, prior to that and through July 2005 he served as the Senior Vice President of Business Operations. From 2003 through July 2005, Mr. Georghiou also served as President of Americom Asia Pacific, a regional satellite venture of SES. From 1994 to 2003 he served as the Senior Vice President of Sales & Marketing for

Global Satellite Services, and from 1992 to 1994 he served as the Director of Business Development. While at GE Americom, he also served as an officer of GE Capital. Prior to 1994, Mr. Georghiou held various positions at RCA Corporation including IT Manager, Director of Treasury Planning and Manager of Operations Research, at the David Sarnoff Research Center. Mr. Georghiou holds an undergraduate degree from the University of Pennsylvania, and a master's degree from the Wharton School of Business, where he studied as a Fulbright Scholar.

        Yoav Leibovitch rejoined our company in his current position as Executive Vice President of Corporate Development in September 2005. Prior to rejoining us and during 2004, Mr. Leibovitch served as a consultant for business development in Kasamba Ltd. and assisted in the initial public offering of Scopus Ltd. Mr. Leibovitch first joined our company in early 1991 as Vice President of Finance and Administration and Chief Financial Officer, a position he held until December 2003. From 1989 to 1990, Mr. Leibovitch worked in the U.S. at Doubleday Books and Music Clubs, a subsidiary of Bertelsmann, A.G., as special advisor for new business development. From 1985 to 1989, he was the Chief Financial Officer of a partnership among Bertelsmann, A.G., a large German media and communications company; Clal Corporation, a major Israeli industrial holding company; and Yediot Aharonot, an Israeli daily newspaper. Mr. Leibovitch holds a B.A. (Economics and Accounting) and a M.B.A. (Finance and Banking) from the Hebrew University of Jerusalem. Mr. Leibovitch is a Certified Public Accountant in Israel.

        Joshua Levinberg, a co-founder of Gilat, rejoined our company as Executive Vice President of Corporate Business Development & Strategy in August 2005. From June 1999 until 2003, he served as Senior Vice President for Business Development of our company, having previously served in that position from 1994 to April 1998. At that time, Mr. Levinberg became Chief Executive Officer of GTH LA Antilles, then the parent company of Global Village Telecom, until June 1999. From 1989 until September 1994, he served as Executive Vice President and General Manager of Gilat Satellite Networks, Inc. in the U.S. From 1987 until the formation of Gilat Satellite Networks, Inc. in 1989, Mr. Levinberg was Vice President of Marketing & Business Development of our company. Mr. Levinberg holds a B.Sc. (Electrical Engineering and Electronics) from Tel Aviv University. Amiram Levinberg and Joshua Levinberg are brothers.

        Tal Payne was appointed our Chief Financial Officer in May 2005. Before that, Ms. Payne served as our Vice President of Finance starting January 2004. Prior to that, Ms. Payne served as our Financial Director since July 1999. Prior to joining us, Ms. Payne, a CPA, was employed as a Manager for Kesselman & Kesselman, PriceWaterhouseCooper's Israel office from 1994 to 1999. She holds a B.A. in Economics and Accounting, as well as advanced studies in accounting from Tel Aviv University.

Compensation of Directors and Officers

        The following table sets forth the aggregate compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2005:

	Salaries, Fees, Directors' Fees, Commissions and Bonuses(1)	Pension, Retirement and Similar Benefits
All directors and officers as a group (24 persons)	$3,025,963	$471,678

(1)
Also includes bonuses and stock option compensation accrued in 2005.

U.S. FEDERAL TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax considerations applicable to the purchase, ownership and disposition of our ordinary shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Holders (as defined below) who purchase their ordinary shares in this offering and who hold their ordinary shares as capital assets.

        As used in this section, the term "U.S. Holder" means a beneficial owner of an ordinary share who is:

  •
  a citizen or, for U.S. federal income tax purposes, a resident of the U.S.;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  any trust if (A)(i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) such trust validly elects to be treated as a U.S. person.

        The term "Non-U.S. Holder" means a beneficial owner of an ordinary share who is not a U.S. Holder. The tax consequences to a Non-U.S. Holder may differ substantially from the tax consequences to a U.S. Holder. Certain aspects of U.S. federal income tax relevant to a Non-U.S. Holder are discussed below.

        This description is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, each as in effect as of the date of this prospectus. These sources may change, possibly with retroactive effect, and are open to differing interpretations. This description does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including:

  •
  insurance companies;

  •
  dealers in stocks, securities or currencies;

  •
  financial institutions and financial services entities;

  •
  traders that elect mark-to-market;

  •
  real estate investment trusts;

  •
  regulated investment companies;

  •
  persons that receive ordinary shares as compensation for the performance of services;

  •
  tax-exempt organizations;

  •
  persons that hold ordinary shares as part of a straddle or appreciated financial position or as part of a hedging, conversion or other integrated transaction;

  •
  individual retirement and other tax-deferred accounts;

  •
  expatriates of the U.S.;

  •
  persons having a functional currency other than the U.S. dollar; and

  •
  direct, indirect or constructive owners of 10% or more, by voting power or value, of our company.

        If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares. This discussion does not consider the possible application of U.S. federal gift or estate tax or alternative minimum tax.

  All investors are urged to consult their own tax advisors as to the particular tax consequences of this offering to them, including the effect and applicability of U.S. federal, state, local and foreign income and other tax laws.

Distributions Paid on the Ordinary Shares

        Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the ordinary shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in its ordinary shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those ordinary shares. Our dividends will not qualify for the dividends-received deduction applicable in some cases to U.S. corporations.

        Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

        Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the U.S. and Israel (the "Treaty") or (ii) the ordinary shares are readily tradable on an established securities market in the U.S. and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the U.S. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Foreign Tax Credit

        Any dividend income resulting from distributions we pay to a U.S. Holder with respect to the ordinary shares generally will be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating such holder's foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder's U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividend that we distribute generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services incomes." U.S. Holders should note that recently enacted legislation eliminates the "financial services income" category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to "passive category income" and "general category income." The rules relating to the determination of foreign source income and the foreign tax credit are complex, and the availability of a foreign tax credit depends on numerous factors. Each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor to determine whether its income with respect to the ordinary shares would be foreign source income and whether and to what extent that purchaser would be entitled to a foreign tax credit.

Disposition of Ordinary Shares

        Upon the sale or other disposition of ordinary shares, subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition and the holder's adjusted tax basis in the ordinary shares. U.S. Holders should consult their own advisors with respect to the tax consequences of the receipt of a currency other than U.S. dollars upon such sale or other disposition.

        Capital gain or loss upon the disposition of the ordinary shares will be treated as long-term if, at the time of the sale or disposition, the ordinary shares were held for more than one year. The deductibility of capital losses by a U.S. Holder is subject to limitations. In general, any gain or loss recognized by a U.S. Holder on the sale or other disposition of ordinary shares will be U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors concerning the source of income for U.S. foreign tax credit purposes and the effect of the Treaty on the source of income.

Passive Foreign Investment Company Considerations

        Special U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company. A non-U.S. corporation will be considered a passive foreign investment company for any taxable year in which, after applying certain look-through rules, 75% or more of its gross income consists of specified types of passive income, or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income, as well as amounts derived by reason of the temporary investment of funds raised in this offering.

        If we were classified as a passive foreign investment company, a U.S. Holder could be subject to increased tax liability upon the sale or other disposition of ordinary shares or upon the receipt of amounts treated as "excess distributions." Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Holder's holding period for the ordinary share, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were a passive foreign investment company would be taxed as ordinary income. The amount allocated to each of the other taxable years would be subject to tax at the highest marginal tax rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to the amount allocated to years prior to the year of the disposition, or "excess distribution," cannot be offset by any net operating losses. In addition, holders of stock in a passive foreign investment company may not receive a "step-up" in basis on shares acquired from a decedent.

        Based upon a projection of our income and assets, determined by reference to the expected market value of our shares when issued and assuming that we are entitled to value our intangible assets with reference to the market value of our shares, and our intended use of the proceeds of this offering, we do not believe that we will be a passive foreign investment company for our current taxable year. However, because the determination of whether we are a passive foreign investment company is based upon the composition of our income and assets from time to time, we cannot be certain that we will not be considered a passive foreign investment company for the current taxable year or any future taxable year.

        The passive foreign investment company rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a qualified electing fund, or QEF. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you. However, a U.S Holder would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements. We presently do not intend to provide such information.

        As an alternative to making a QEF election, a U.S. Holder of passive foreign investment company stock which is publicly traded may in certain circumstances avoid certain of the tax consequences generally applicable to holders of a passive foreign investment company by electing to mark the stock to market annually and recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the passive foreign investment company stock and the U.S. Holder's adjusted tax basis in the passive foreign investment company stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark to market election is made, are generally treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a "mark-to-market" election was made) in a year in which we are no longer a passive foreign investment company, will be capital gain or loss. The mark-to-market election is available for so long as our ordinary shares constitute "marketable stock," which includes stock of a passive foreign investment company that is "regularly traded" on a "qualified exchange or other market." Generally, a "qualified exchange or other market" includes a national securities exchange that is registered with the Securities and Exchange Commission or the national market system established pursuant to Section 11A of the Securities Exchange Act of 1934. A class of stock that is traded on one or more qualified exchanges or other markets is "regularly traded" on an exchange or market for any calendar year during which that class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. We believe that the NASDAQ Global Market will constitute a qualified exchange or other market for this purpose. However, we can not be certain that our ordinary shares will continue to trade on the NASDAQ Global Market or that the ordinary shares will be regularly traded for this purpose.

        The rules applicable to owning shares of a passive foreign investment company are complex, and each prospective purchaser who would be a U.S. Holder should consult with its own tax advisor regarding the consequences of investing in a passive foreign investment company.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

        Except as described in "Information Reporting and Backup Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

  •
  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S., and, in the case of a qualifying resident of a country which has a treaty with the U.S., such item is attributable to a permanent establishment or a fixed place of business in the U.S., or

  •
  the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the U.S. for 183 days or more in the taxable year of the disposition, and certain other conditions are satisfied.

Information Reporting and Backup Withholding

        Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

        Non-U.S. Holders generally are not subject to information reporting or backup withholding tax with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such Non-U.S. Holders establish their non-U.S. status (or other exemption) in the manner required by U.S. Treasury regulations.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

ISRAELI TAXATION

        The following is a summary of certain Israeli income tax and capital gains tax consequences for nonresidents and residents of Israel holding our ordinary shares. The summary is based on provisions of the Israeli Income Tax Ordinance (new version) and additional and complementary tax regulations promulgated thereunder, and on administrative and judicial interpretations, all as currently in effect, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. There might be changes in the tax rates and in the circumstances in which they apply, and other modifications which might change the tax consequences to you. The summary is intended for general purposes only, and is not exhaustive of all possible tax considerations. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. This summary does not discuss all aspects of Israeli income and capital gain taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special status or treatment under Israeli tax law.

        FOR THE FOREGOING AND OTHER REASONS, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR HOLDINGS. GILAT IS NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES AS TO ANY HOLDER, NOR IS GILAT OR ITS ADVISORS RENDERING ANY FORM OF LEGAL OPINION OR PROFESSIONAL TAX ADVICE AS TO SUCH TAX CONSEQUENCES.

Tax Consequences to Nonresidents of Israel

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. Gilat is required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

  Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares in Israeli resident companies, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Gains from sales of our ordinary shares will be tax exempt for nonresidents of Israel if the shares are quoted on the NASDAQ Global Market or listed for trading on a stock exchange so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel. If our shares are delisted, gains from sales of ordinary shares will be subject to 20% capital gain tax (25% if the seller is a "substantial shareholder," generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights), on the capital gain derived since December 31, 2002, and certain withholding obligations may apply unless a reduced rate or an exemption is provided under any tax treaty applicable to the specific holder.

        For residents of the United States holding less than 10% of our shares at any time in the twelve months before the sale, under the treaty between Israel and the U.S., capital gains from the sale of capital assets are generally exempt from Israeli capital gains tax with respect to the exceptions stated in the treaty.

  Dividends

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include dividends on our ordinary shares. Starting January 1, 2006, income tax is withheld at source on distributions of dividends other than bonus shares (stock dividends)

at the rate of 20% for dividends paid to an individual or a foreign corporation who is not a substantial share holder, 25% for dividends paid to a substantial shareholder, and 15% for dividends generated by an approved enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder's country of residence.

        Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. However, the maximum tax rate on dividends not generated by an approved enterprise paid to a US corporation holding at least 10% of our voting power is 12.5%. For residents of other countries, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence, the maximum tax on dividends paid that Gilat is required to withhold is 25%. As long as our shares are listed on a stock exchange, the maximum withholding tax rate will be 20%.

Interest

        Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income may include passive income, such as interest paid on our convertible notes. For residents of the United States, under the treaty between Israel and the U.S., the maximum tax on interest paid to a U.S. resident (as defined in the treaty) holding our convertible notes that Gilat is required to withhold is 17.5%. For residents of other countries who are not substantial shareholders, unless a different rate is provided in a treaty between Israel and the country of residence of such holder of our convertible notes, the maximum tax that Gilat is required to withhold is 25% on all distributions of interest.

Filing of Tax Returns in Israel

        A nonresident of Israel who receives interest, dividend or royalty income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Tax Consequences to Residents of Israel

  Capital Gains

        Israeli law imposes a capital gains tax on capital gains derived from the sale of securities and other Israeli capital assets, including shares by Israeli residents. The capital gain or loss amount is equal to the consideration received by the holder for the shares less the holder's tax basis in the shares. Under current law, following Amendment 147 to the Israeli Income Tax Ordinance ("Amendment No. 147"), effective commencing January 1, 2006, gains from sales of ordinary shares incurred after December 31, 2002, are subject to 20% capital gains tax (25% for substantial shareholder) for individuals, Israeli companies that were subject to the Income Tax Law (Inflation Adjustments)—1985 (the "Adjustment Law") prior to the publication of Amendment No. 147 are subject to capital gains tax at a rate of 31% (36% until 2003, 35% in 2004, 34% in 2005, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) in connection with the sale of our ordinary shares, Israeli companies that were not subject to the Adjustment law prior to the publication of Amendment No. 147 are subject to capital gain tax at a rate of 25% in connection with the sale of our ordinary shares. If our ordinary shares were purchased prior to January 1, 2003, different taxation will apply. Certain withholding obligations may apply on the sale of Gilat shares.

  Dividends

        Dividend income generated by an Approved Enterprise is subject to income tax at a rate of 15%. Starting January 1, 2006, the distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our Shares will generally be subject to income tax at a rate of 20% for individuals (25% for substantial shareholder) and will be exempt from income tax for corporations. Gilat may be required to withhold income tax at the maximum rate of up to 25% (0% for corporations) on all such distributions (15% for dividends generated by an Approved Enterprise).

  Interest

        Interest accrued and paid after January 1, 2006, is generally subject to 20% tax (the marginal tax rate for substantial shareholder) for individuals and 31% (29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter) for companies. We may be required to withhold income tax at a rate of up to 35% on all distributions of interest.

General Corporate Tax Structure in Israel

        Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004 and in July 2005, the "Knesset" (Israeli parliament) approved amendments to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 and (No. 147), 2005 respectively, which determine, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

  Tax Benefits under the Law for the Encouragement of Capital Investments (Taxes), 1959

        The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005), (the "Investments Law"), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Commerce and Labor of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

        The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is related to such usage right or royalties, provided that such income is generated within the approved enterprise's ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is in general the result of a weighted average of the applicable rates. The tax benefits under the Investments Law might be restricted with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

        The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program in the first five years of using the equipment.

        Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income after the commencement of production, and is limited to 12 years from commencement of production or 14 years from the date of approval, whichever is earlier (the "year's limitation").

        Should we derive income from sources other than the "approved enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rates

        Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period

        A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between 2 and 10 years from the first year the company derives taxable income under the program, after the commencement of production, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period (but not more than maximum of 7 to 10 years in total). The year's limitation, as mentioned above, does not apply to the exemption period.

        A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise(s) during the tax exemption period will be subject to corporate tax in the year the dividend is distributed in respect of the gross amount distributed, at the rate which would have been applicable had the company not elected the alternative package of benefits, (generally 10%-25%, depending on the percentage of the company's ordinary shares held by foreign shareholders). The dividend recipient is subject to withholding tax at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within 12 years thereafter. In the event, however, that the company is qualifies as a Foreign Investors' Company, there is no such time limitation. This tax must be withheld by the company, regardless of whether the dividend is converted into foreign currency

        A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors company. A foreign investors company is a company which, among others, more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors company and has an approved enterprise program is eligible for tax benefits for a 10 year benefit period.

  Foreign Investor's Company

        As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be entitled to the following:

  •
  Exemption from tax on its undistributed income up to ten years.

  •
  An additional period of reduced corporate tax liability at rates ranging between 10% and 25%, depending on the level of foreign (i.e., non-Israeli) ownership of shares. Those tax rates and the related levels of foreign investment are as set forth in the following table:

  Region B

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	1 years	6 years	0–25%
25	4 years	6 years	25–48.99%
20	4 years	6 years	49–73.99%
15	4 years	6 years	74–89.99%
10	4 years	6 years	90–100%

  Region A

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	0 years	10 years	0–25%
25	0 years	10 years	25–48.99%
20	0 years	10 years	49–73.99%
15	0 years	10 years	74–89.99%
10	0 years	10 years	90–100%

  Other Region

Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period	Percent of Foreign Ownership
25	5 years	2 years	0–25%
25	8 years	2 years	25–48.99%
20	8 years	2 years	49–73.99%
15	8 years	2 years	74–89.99%
10	8 years	2 years	90–100%

        If Gilat utilizes tax benefits under the law, it will be subject to the other region benefits.

        Subject to applicable provisions concerning income under the alternative route, dividends paid by a company are considered to be attributable to income received from the entire company and the company's effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative route is not obliged to distribute retained profits, and may generally decide from which year's profits to declare dividends.

        Currently, we have nine Approved Enterprise programs under the alternative route of the Investment Law. The period of benefits for the first six programs has expired and we do not expect substantial benefits from the other three programs.

  Tax benefits under the 2005 Amendment

        On April 1, 2005, a comprehensive amendment to the investment law came into effect, (the "Amendment"). The Amendment includes revisions to the criteria for investments qualified to receive tax benefits as an Approved Enterprise. The Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004.

        However, a company that was granted benefits according to section 51 of the Investment Law would not be receive new benefits for a period of 3 years from the company's previous year of commencement of benefits under the investment law (prior to the Amendment).

        As a result of the Amendment, it is no longer necessary for a company to acquire approved enterprise status in order to receive the tax benefits previously available under the alternative route, and therefore such companies do not need to apply to the Investment Center for this purpose. Rather, a company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment, or a Benefited Enterprise. Companies are also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions attempting to ensure that a company will not enjoy both Government grants and tax benefits for the same investment program

        Our company is entitled to enjoy the tax benefits in accordance with the provisions of the Investment Law prior to its revision, but if our company is granted any new benefits in the future they will be subject to the provisions of the Amendment. The following discussion is a summary of the Investment Law prior to its Amendment as well as the relevant changes contained in the Amendment.

        The Amendment simplifies the approval process: according the Amendment, only Approved Enterprises receiving cash grants require the approval of the Investment Center. The Investment Center will be entitled, to approve such programs only until December 31, 2007.

        The Amendment does not apply to benefits included in any certificate of approval that was granted before the Amendment came into effect, which will remain subject to the provisions of the Investment Law as they were on the date of such approval.

        Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a "Benefited Enterprise"). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise, or the Year of Election. If the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and in general the company's effective tax rate will be the result of a weighted combination of the applicable tax rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a minimum amount or a certain percentage of the company's production assets at the end of the year before the expansion.

        The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

  •
  Similar to the alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven or ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the grossed up amount of the dividend that we may distribute. The company is required to withhold tax at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

  •
  A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

        If Gilat is granted new benefits in the future, they will be subject to the first route.

        Generally, a company that is "Abundant in Foreign Investment" (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

        The Amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company's outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

        The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that the terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

        As a result of the Amendment, tax-exempt income generated under the provisions of the Amendment will be subject to taxes upon distribution or liquidation and we may be required in the future to record deferred tax liability with respect to such tax-exempt income.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of November 15, 2006 (including options exercisable within 60 days of November 15, 2006) with respect to: (i) each person who is believed by us to be the beneficial owner of more than 5% of the ordinary shares; (ii) each director or officer who holds more than 1% of the ordinary shares; and (iii) all directors and officers as a group. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of Gilat, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association. None of the directors, officers or key executives listed in the Directors and Senior Management table, owns 1% or more of our outstanding share capital.

        The information in the following table is based on 33,766,498 ordinary shares outstanding as of November 15, 2006. Based on a Schedule 13D filed on October 6, 2006 and on other information provided to us, we believe that York has sole voting power over 14,406,327 of our ordinary shares and has sole dispositive power over 12,104,708 of our ordinary shares. In addition to the shares held by York, Bank Hapoalim has provided York with an option to purchase 1,000,809 shares at $6.30 per share for a period of two years. York controls the option right but has agreed to participate in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals including one of our executives and 15% remains with York. In addition, York has a proxy to vote all 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 shares owned by Mivtach Shamir Holdings Ltd. until July 18, 2007.

	Beneficial Ownership Prior to Offering			Beneficial Ownership After the Offering		Beneficial Ownership After the Offering—Assuming Exercise of the Overallotment Option in Full
Name and Address			Shares to be Sold
	Shares	Percentage		Shares	Percentage	Shares	Percentage
York Capital Management(1)(2)	11,103,896	32.88%	2,333,333	8,770,563	22.82%	8,070,563	20.81%
Bank Hapoalim B.M.(2)(3)	2,052,428	6.08%	—	2,052,428	5.34%	2,052,428	5.29%
Mivtach Shamir Holdings Ltd.(2)(4)	2,216,945	6.57%	—	2,216,945	5.77%	2,216,945	5.72%
All officers and directors as a group (13 persons)	2,107,170	6.24%	—	2,107,170	5.48%	2,107,170	5.43%

(1)
Based on a Schedule 13D filed on October 6, 2006, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; and (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership. These three entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)
In addition to the shares held by York, Bank Hapoalim has provided York with an option to purchase 1,000,809 shares at $6.30 per share for a period of two years. York controls the option right but has agreed to participate in the upside of the option as follows: 35% to Bank Hapoalim, 16.68% to Mr. Amiram Levinberg, 11.66% to his brother, Mr. Joshua Levinberg, 21.66% to two other individuals and 15% remains with York. In addition, York has a proxy to vote all 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 shares owned by Mivtach Shamir Holdings Ltd. until July 18, 2007.

(3)
Based on a Schedule 13D filed on July 27, 2005. Bank Hapoalim is one of Israel's largest banks and its shares are traded on the Tel Aviv Stock Exchange. The address of Bank Hapoalim B.M. is 63 Yehuda Halevy Street, Tel Aviv Israel.

(4)
Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir Holdings Ltd. The address of Mivtach Shamir Holdings Ltd. is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

UNDERWRITING

        We, the selling shareholder and the underwriters for the offering named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling shareholder the number of ordinary shares set forth opposite its name below. Cowen and Company, LLC and CIBC World Markets Corp. are the representatives of the underwriters.

Underwriter	Number of Shares
Cowen and Company, LLC
CIBC World Markets Corp.
William Blair & Company, L.L.C.
C.E. Unterberg, Towbin, LLC
Oppenheimer & Co. Inc.

Total	7,000,000

        The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than those shares covered by the overallotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling shareholder have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are not conducting a public offering of the shares in the State of Israel.

        Overallotment Option to Purchase Additional Shares.    We and the selling shareholder have granted to the underwriters an option to purchase up to 350,000 additional ordinary shares from us and 700,000 additional ordinary shares from the selling shareholder at the public offering price, less the underwriting discount. This option is exercisable for a period of 30 days. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the sale of the ordinary shares offered hereby. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us and the selling shareholder in approximately the same proportion as shown in the table above.

        Discounts and Commissions.    The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

        We estimate that the total expenses of the offering, excluding underwriting discount, will be approximately $                  and are payable by us.

Total
	Per Share	Without Overallotment	With Overallotment
Public offering price
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the Selling Shareholder

        The underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus. The underwriters may offer the ordinary shares to securities dealers at the public offering price less a concession not in excess of $                  per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                  per share to other dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        Discretionary Accounts.    The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

        Stabilization.    In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

  •
  Stabilizing transactions permit bids to purchase the ordinary shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ordinary shares while the offering is in progress.

  •
  Overallotment transactions involve sales by the underwriters of the ordinary shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on the NASDAQ Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time. The underwriters will not engage in these transactions on the Tel Aviv Stock Exchange.

        Passive Market Making.    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our ordinary shares on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

        Lock-Up Agreements.    Pursuant to certain "lock-up" agreements, we, the selling shareholder and our executive officers and directors have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares without the prior written consent of Cowen and Company, LLC for a period of 90 days after the date of the Underwriting Agreement. The 90-day restricted period will be automatically extended if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        This lock-up provision applies to the ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with the ordinary shares. It also applies to the ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit us, among other things and subject to restrictions, to: (a) issue ordinary shares or options pursuant to employee benefit plans, or (b) issue ordinary shares upon exercise of outstanding options or warrants. The exceptions permit parties to the "lock-up" agreements, among other things and subject to restrictions, to: (a) participate in tenders involving the acquisition of a majority of our shares, (b) participate in transfers or exchanges involving the ordinary shares or securities convertible into ordinary shares, or (c) make certain gifts. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

        Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Other Relationships.    Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they are received, and may in the future receive, customary fees.

Selling Restrictions

European Economic Area

        In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no shares have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of shares may be made to the public in that relevant member state at any time:

        (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

        (b)   to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

        (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

        (d)   in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive, provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state.

        For the purpose of the expression an "offer of any shares to the public" in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

        In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The company, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase shares.

        This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

        Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the shares as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

Israel

        This document does not constitute a prospectus approved by the Israeli Securities Authority. The securities are being offered in Israel solely to investors of the categories listed in the annex to Israeli Securities Law and possibly to a limited number of other investors, in all cases under circumstances that do no constitute an "offering to the public" under Section 15 of the Israeli Securities Law. This document may not be reproduced or used for any other purpose or furnished to any other person other than those to whom copies have been sent.

        Nothing in this document should be considered consulting as defined in the Investment Consulting, Investments Marketing and Portfolio Management Law—1995.

Switzerland

        This prospectus does not constitute an issue prospectus pursuant to art 652a or art 1156 of the Swiss Code of Obligations. The issuer has not and will not register with the Swiss Federal Banking Commission as a foreign investment fund. The ordinary shares will not be listed on the SWX Swiss Exchange and, therefore, the prospectus may not comply with the disclosure standards of the listing rules of the SWX Swiss Exchange.

        Accordingly, the ordinary shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ordinary shares with a view to distribution. The investors will be individually approached by the underwriters from time to time.

        This prospectus is personal to each offeree and does not constitute an offer to any person. The prospectus may only be used by those persons to whom it as been handed out in connection with the offer described therein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland.

Hong Kong

        The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ordinary shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        Our ordinary shares have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any of our ordinary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

EXPERTS

        Our consolidated financial statements as of December 31, 2005 and 2004 and for each of the three years in the periods ended December 31, 2005 and included in our Annual Report on Form 20-F for the year ended December 31, 2005 and incorporated by reference into this Registration Statement, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Registered Public Accounting Firm, as set forth in their reports thereon incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of that firm as experts in accounting and auditing.

LEGAL MATTERS

        Certain legal matters in connection with this offering relating to U.S. law will be passed upon for us by Carter Ledyard & Milburn LLP, New York, New York. The validity of the securities being offered by this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by our General Counsel, Rael Kolevsohn. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California. Certain matters relating to Israeli law will be passed upon for the underwriters by Herzog, Fox & Neeman, Tel Aviv, Israel.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual and special reports and other information with the Securities and Exchange Commission (Commission File Number 0-21218). These filings contain important information that does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling 202-551-8090.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold.

  •
  Our Annual Report on Form 20-F for the year ended December 31, 2005; and

  •
  The description of our ordinary shares contained in our Registration Statement on Form 8-A, as amended by the description of our ordinary shares included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above-listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents, which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to 21 Yegia Kapayim Street Kiryat Arye, Petah Tikva, 49130 Israel, Attn: Corporate Secretary, telephone number: +972-3-925-2000. You may also obtain information about us by visiting our website at www.gilat.com. Information contained in our website is not a part of this prospectus.

        We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC's web site. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC's website at www.sec.gov.

        In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        We distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm. We prepare our financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the U.S.

        In addition, since we are also listed on the Tel Aviv Stock Exchange, or TASE, we submit copies of all our filings with the SEC to the Israeli Securities Authority and TASE. Such copies can be retrieved electronically through the TASE internet messaging system (www.maya.tase.co.il) and, in addition, with respect to filings effected as of February 24, 2004 through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S.

        There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executionable judgment in a civil matter including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel, the laws of which do not prohibit the enforcement of judgment of Israeli courts, provided that:

  •
  the judgment is enforceable in the state in which it was given;

  •
  adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

  •
  the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

  •
  the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

  •
  an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court and the judgment is no longer appealable and the judgment is executory in the country in which it was given; and

  •
  the judgment is final and may be freely executed in the country in which it was given.

        We have irrevocably appointed our subsidiary, Gilat Satellite Networks Inc. as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan, arising out of this offering or any purchase or sale of securities in connection therewith.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2006

INDEX

Page
Interim Consolidated Balance Sheets	F-2–F-3
Interim Consolidated Statements of Operations	F-4
Interim Consolidated Statements of Cash Flows	F-5–F-7
Notes to Interim Consolidated Financial Statements	F-8–F-18

GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited	(Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,403	$74,929
Short-term bank deposits	—	3,301
Short-term restricted cash	5,017	15,844
Restricted cash held by trustees	7,519	6,638
Trade receivables (net of allowance for doubtful accounts: at September 30, 2006 - $13,189; December 31, 2005 - $12,311)	34,850	33,683
Inventories	30,609	23,253
Other current assets	34,495	27,215

Total current assets	218,893	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,223	6,699
Long-term restricted cash held by trustees	15,438	13,692
Severance pay fund	9,727	8,467
Long-term trade receivables, receivables in respect of capital leases and other accounts receivables	18,609	22,757

Total long-term investments and receivables	49,997	51,615

PROPERTY AND EQUIPMENT, NET	123,390	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	11,012	12,254

Total assets	$403,292	$372,977

The accompanying notes are an integral part of the interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2006	December 31, 2005
	Unaudited	(Note 2)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$—	$8,172
Current maturities of long-term loans	6,735	7,712
Trade payables	26,322	24,180
Accrued expenses *)	20,145	22,418
Short-term advances from customer, held by trustees	15,045	15,502
Other accounts payable	70,865	36,672

Total current liabilities	139,112	114,656

LONG-TERM LIABILITIES:
Accrued severance pay	10,123	8,396
Long-term advances from customer, held by trustees	20,624	27,835
Long-term loans, net	22,691	29,143
Long-term convertible loan from a related party, net	—	66,602
Accrued interest related to restructured debt	3,479	3,850
Other long-term liabilities	24,201	20,657
Excess of losses over investment in affiliates	—	7
Convertible subordinated notes	16,333	16,333

Total long-term liabilities	97,451	172,823

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of September 30, 2006 and December 31, 2005; Issued and outstanding - 33,748,623 and 22,556,298 shares as of and September 30, 2006 and December 31, 2005, respectively	1,514	995
Additional paid-in capital	812,850	738,724
Accumulated other comprehensive income	595	16
Accumulated deficit	(648,230)	(654,237)

Total shareholders' equity	166,729	85,498

Total liabilities and shareholders' equity	$403,292	$372,977

*)
Includes the following balances resulting from transactions with related parties as of September 30, 2006 and December 31, 2005; accrued expenses - $335 and $2,684, respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Nine months ended September 30,
	2006	2005
	Unaudited
Revenues:
Products *)	$91,782	$63,909
Services *)	91,572	89,528

Total revenues	183,354	153,437

Cost of revenues:
Products	48,226	29,684
Services *)	68,892	68,870

Total cost of revenues	117,118	98,554

Gross profit	66,236	54,883
Operating expenses:
Research and development expenses, net *)	9,955	10,453
Selling and marketing expenses	26,458	22,986
General and administrative expenses *)	20,645	22,207

Operating income (loss)	9,178	(763)
Financial expenses, net *)	1,554	1,856
Other income	5	140

Income (loss) before taxes on income	7,629	(2,479)
Taxes on income	1,622	2,653

Income (loss) after taxes on income	6,007	(5,132)
Equity in earnings of affiliated company	—	400

Net income (loss)	$6,007	$(4,732)

Basic net earnings (loss) per share	$0.26	$(0.21)

Diluted net earnings (loss) per share	$0.25	$(0.21)

Weighted average number of shares used in computing basic net earnings (loss) per share	22,940	22,401

Weighted average number of shares used in computing diluted net earnings (loss) per share	23,574	22,401

*)
Includes the following income (expenses) resulting from transactions with related parties for the nine months ended September 30, 2006 and 2005: revenues from products - $0 and $1,120, respectively; revenues from services - $0 and $298, respectively; cost of services - $0 and $(8,349), respectively; research and development expenses, net - $0 and $(1,498), respectively; general and administrative expenses - $0 and $(983), respectively; financial expenses, net - $(3,772) and $(2,764), respectively.

The accompanying notes are an integral part of the interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2006	2005
	Unaudited
Cash flows from operating activities:
Net income (loss)	$6,007	$(4,732)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15,791	14,652
Loss from deconsolidation of subsidiaries (a)	—	171
Gain from disposal of a subsidiary	(60)	(197)
Accrued severance pay, net	467	(210)
Share-based compensation related expenses	3,183	337
Accretion of discount	504	—
Equity in earnings of affiliated company	—	(400)
Interest accrued on short and long-term restricted cash	(586)	(385)
Exchange rate differences on long-term loans	507	(845)
Exchange rate differences on loans to employees	(240)	224
Capital loss from disposal of property and equipment	52	300
Deferred income taxes, net	(535)	(249)
Increase in trade receivables, net	(1,128)	(16)
Decrease (increase) in other assets (including short-term, long-term and deferred charges)	(1,979)	4,192
Decrease (increase) in inventories	(15,228)	414
Increase (decrease) in trade payables	2,080	(2,158)
Decrease in accrued expenses	(1,648)	(6,446)
Decrease in advances from customers, held in trustees, net	(7,669)	(7,831)
Increase (decrease) in other accounts payable and other long-term liabilities	34,548	(3,080)

Net cash provided by (used in) operating activities	34,066	(6,259)

The accompanying notes are an integral part of the interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2006	2005
	Unaudited
Cash flows from investing activities:
Proceeds from short-term bank deposits	$3,300	$—
Investment in restricted cash held by trustee	(3,520)	(2,245)
Proceeds from restricted cash held by trustee	1,479	7,921
Investment in restricted cash (including long term)	(3,291)	(12,639)
Proceeds from restricted cash (including long term)	14,596	7,424
Return on investment	—	388
Investment in other assets	(6)	(93)
Loans to employees, net	272	(3,681)
Disposal of subsidiary consolidated in previous period (a)	—	(181)
Purchase of property and equipment	(4,491)	(2,926)
Proceeds from sale and disposal of property and equipment	1,577	8

Net cash provided by (used in) investing activities	9,916	(6,024)

Cash flows from financing activities:
Exercise of options, net	3,348	1,210
Short-term bank credit, net	(8,172)	7,277
Repayments of long-term loans	(7,936)	(6,816)
Repayments of long-term convertible loan	—	(1,000)

Net cash provided by (used in) financing activities	(12,760)	671

Effect of exchange rate changes on cash and cash equivalents	252	519

Increase (decrease) in cash and cash equivalents	31,474	(11,093)
Cash and cash equivalents at the beginning of the period	74,929	75,771

Cash and cash equivalents at the end of the period	$106,403	$64,678

Supplementary cash flow activities:
Non-cash transactions:
Conversion of convertible loan from a related party	$68,111	$—

Purchase of property and equipment by assumption of loan	$1,758	$—

Classification from inventories to property and equipment,net	$7,947	$6,512

The accompanying notes are an integral part of the interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30, 2005
		Unaudited
(a)	Disposal of subsidiary consolidated in previous period:
	Assets and liabilities of the subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	$(52)
	Property and equipment, net	42
	Loss on disposal	(171)

		$(181)

The accompanying notes are an integral part of the interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: GENERAL

  a.
  Organization:

        Gilat Satellite Networks Ltd. ("the Company") and its wholly-owned subsidiaries are leading providers of products and services for satellite-based communications networks. The Company designs, develops, manufactures, markets and sells products and provides services that enable complete end-to-end telecommunications and data networking solutions, based on very small aperture terminal ("VSAT") satellite earth stations and related central station ("hub") equipment. The Company's headquarters and research and development facilities are located in Petah Tikva Israel. The Company's financial statements reflect operations under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services of data for enterprises, businesses and internet connectivity for consumers, primarily in the United States; and (iii) Spacenet Rural Communications, which provides telephone and internet access as an operator of networks in rural communities, primarily in Latin America.

  b.
  York Capital Management LP ("York"):

        In July 2005, Bank Hapoalim assigned its Gilat loan to York. The loan included the right to convert the aggregate amount of the loan plus accrued interest into warrants, convertible into the Company's Ordinary shares. At that time, Bank Hapoalim also provided York with an option to purchase 1,000,809 of the Company's shares held by the bank at $6.30 per share for a period of two years. In addition, York was given a proxy to vote all 2,052,428 shares owned by Bank Hapoalim and an additional 1,250,000 shares owned by Mivtach Shamir Holdings Ltd. until July 18, 2007. Following the above, York became a related party.

        In December 2005, the Company revised the terms of the loan that was assigned by Bank Hapoalim to York. Under the amendment, York agreed to defer $19,350 of principal payments due and established a new payment schedule. In consideration for this, the Company agreed to reduce the exercise price of the warrant issuable to York (assigned by Bank Hapoalim) to $6.75 per share for the period ending September 30, 2006. In addition, during that period, the Company was granted the right to require the conversion of the outstanding loan from York at $6.75 per share under certain circumstances. Beginning October 1, 2006, the exercise price of the warrant was to revert to the original terms.

        On September 27, 2006, York converted its entire loan and accrued interest into warrants and immediately exercised its option to convert the warrants into shares at $6.75 per share. This resulted in the issuance of approximately 10,600,000 shares to York.

        Based on Interpretation 1 of Opinion 26 and EITF No. 85-17, "Accrued Interest upon Conversion of Convertible Debt", the net carrying amount of the convertible debt and accrued interest unpaid, including the unamortized discount, in the total amount of $ 68,100 was credited to equity upon conversion.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

        Except as discussed in Note 2b below, the significant accounting policies applied in the annual financial statements of the Company as of December 31, 2005 are applied consistently in these financial statements.

  a.
  Unaudited interim financial information:

        The accompanying consolidated balance sheet as of September 30, 2006, the consolidated statements of operations for the nine months ended September 30, 2006 and 2005, and the consolidated statements of cash flows for the nine months ended September 30, 2006 and 2005 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2006, its consolidated results of operations for the nine months ended September 30, 2006 and 2005, and the consolidated cash flows for the nine months ended September 30, 2006 and 2005.

        The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

        These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2005 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 23, 2006.

        Results for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for the year ending December 31, 2006.

  b.
  Accounting for stock-based compensation:

        On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

        SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

        The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the nine months period ended September 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

        The Company has three stock option plans, the 1995 and the 2003 Stock Option and Incentive Plans and the 2005 Stock Incentive Plan. The 1995 Plan was amended in 1997, 1998 and 1999 and has expired though there are still options outstanding under this Plan. Under the 2003 Plan, options may be granted to employees, officers, directors and consultants of the Company. In 2005, the shareholders approved two increases in the number of options available for grant of the 2003 Plan for an aggregate of 4,635,000 shares to a total of 6,135,000 shares in the pool. As of September 30, 2006, an aggregate of 710,475 Ordinary shares of the Company are still available for future grant from the 2003 Stock Option Incentive Plan.

        Options granted under the 1995 and 2003 Plans generally vest quarterly over 2 to 4 years. The options expire 7 or 10 years from the date of grant. Any options which are forfeited or canceled before expiration become available for future grants. The exercise price per share under the 1995 Plan was not less than the market price of an Ordinary share at the date of grant. The exercise price for the 2003 Plan is the higher of (i) $ 5.00 per share; and (ii) the market value of the shares as of the date of the option grant, unless otherwise provided in the stock option agreement.

        In December 2005, the Company's shareholders approved the adoption of a new plan, the 2005 Stock Incentive Plan with a number of options available for grant of 1,500,000 shares. This Plan is designed to enable the board of directors to determine various forms of incentives for all forms of service providers and, when necessary, adopt a sub-plan in order to grant specific incentives. Among the incentives that may be adopted are share options, performance share awards, performance share unit awards, restricted shares, restricted share unit awards and other share-based awards. As of September 30, 2006, the Company granted 50,000 performance based options under this Plan.

        The Company recognizes compensation expenses for the value of its awards, which have graded vesting, granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

        As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the nine months ended September 30, 2006, is approximately $3,200 lower than if it had continued to account for stock-based compensation under APB 25. Basic and diluted net earnings per share for the nine months ended September 30, 2006, are $0.14 lower than if the Company had continued to account for share-based compensation under APB 25.

        Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. During the nine months ended September 30, 2005, the Company recognized stock-based compensation expense related to employee stock options in the amount of $320.

        The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

        The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB 107 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

        The fair value of the Company's stock options granted to employees and directors for the nine months ended September 30, 2006 and 2005 was estimated using the following weighted average assumptions:

	Nine months ended September 30,
	2006	2005
	Unaudited
Risk free interest	4.7%	3.8%
Dividend yields	0%	0%
Volatility	47%	49%
Expected term (in years)	5.4	5.6

        A summary of employee option activity under the Company's Stock Option Plans as of September 30, 2006 and changes during the nine months ended September 30, 2006 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
	Unaudited
Outstanding at December 31, 2005	5,159,835	$8.6
Granted	297,000	$7.1
Exercised	(476,789)	$5.6
Expired	(449)	$346.5
Forfeited	(105,125)	$9.1

Outstanding at September 30, 2006	4,874,472	$8.8	8.7	$15,375

Exercisable at September 30, 2006	3,290,126	$10.1	8.5	$10,536

Vested and expected to vest at September 30, 2006	4,800,892	$8.8	8.7	$15,146

        The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2006 and 2005 was $3.51 and $3.26, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of the third quarter of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006.

        This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the nine months ended September 30, 2006 was approximately $1,400. As of September 30, 2006, there was approximately $2,700 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.17 years. Total grant-date fair value of vested options for the nine months ended September 30, 2006 was approximately $17,100.

        The options outstanding under the Company's Stock Option Plans as of September 30, 2006, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of September 30, 2006	Weighted average remaining contractual life (Years)	Weighted average exercise price	Options exercisable as of September 30, 2006	Weighted average exercise price of exercisable options
$5.0–5.72	988,575	7.9	$5.3	791,949	$5.2
$5.77	2,805,000	9.2	$5.77	1,718,121	$5.8
$5.97–6.77	775,575	8.4	$6.7	660,389	$6.7
$7.48–9.2	216,950	7.7	$7.9	31,353	$8.0
$42.4–79	75,212	5.2	$77.5	75,168	$77.5
$240.4–3197.5	13,160	2.5	$656.4	13,146	$656.4

	4,874,472	8.7	$8.8	3,290,126	$10.1

        The pro-forma table below reflects the Company's stock-based compensation expenses, net loss and basic and diluted net loss per share for the nine months ended September 30, 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

Nine months ended September 30, 2005
Unaudited
Net loss as reported	$(4,732)
Add: stock-based employee compensation expenses included in reported net loss-intrinsic value	320
Deduct: total stock-based employee compensation expense determined under fair value based method	(3,128)

Pro forma net loss	$(7,540)

Basic and diluted net loss per share, as reported	$(0.21)

Pro forma basic and diluted net loss per share	$(0.34)

Weighted average number of shares used in computing pro forma basic and diluted net loss per share	22,401

        For the purposes of pro-forma disclosures, stock-based compensation is amortized over the vesting period using the accelerated attribution method.

  c.
  Impact of recently issued accounting pronouncements:

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies." FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in the process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements.

NOTE 3:    INVENTORIES

	September 30, 2006	December 31, 2005
	Unaudited
Raw materials	$10,425	$5,715
Work-in-progress	3,580	5,212
Finished goods	16,604	12,326

	$30,609	$23,253

NOTE 4:    OTHER ACCOUNTS PAYABLE

	September 30, 2006	December 31, 2005
	Unaudited
Deferred revenues	$38,226	$11,752
Taxes and governmental payable	10,419	8,579
Payroll and related employees accruals	9,944	8,689
Provision for vacation	3,786	3,234
Advances from customers	3,640	1,839
Other	4,850	2,579

	$70,865	$36,672

NOTE 5:    OTHER LONG-TERM LIABILITIES

	September 30, 2006	December 31, 2005
	Unaudited
Deferred revenues	$17,021	$13,488
Liability for space segments	3,012	3,651
Restructuring charges	1,702	2,147
Other	2,466	1,371

	$24,201	$20,657

NOTE 6:    COMMITMENTS AND CONTINGENT LIABILITIES

        Legal and tax contingencies:

        a. In the first half of 2002, a number of securities class action lawsuits were filed against the Company and certain of its officers and directors. The litigation includes actions filed in the United States District Court and a request to file a class action lawsuit in the Tel-Aviv District Court, Israel. With respect to the request in Israel, in 2002, the Israeli court granted a motion to stay the proceedings of the Israeli action pending the outcome of the U.S. class action proceeding. The class action suits allege violations of the federal securities laws and claim that the Company issued material misrepresentations to the market. The class action suits in the U.S. have been consolidated into a single action in the United States District Court for the Eastern District of New York. An amended complaint was filed on May 13, 2003. The plaintiffs filed another motion to amend this claim. This motion was granted and an amended claim was filed in September 2004. The Company filed an amended motion to dismiss the complaint. In September 2005, the court rendered its decision to dismiss a number of the claims listed in the complaint. The Company believes the allegations against it and its officers and directors are without merit and intend to contest them vigorously. In June, 2006, following a successful mediation, the parties reached a settlement in the consolidated class action filed in the U.S. The entire amount due would be covered by the Company's insurance carriers. The settlement stipulates that the Company does not admit to any wrongdoing, fault or liability. The Company and the plaintiffs filed the settlement papers with the court on November 13, 2006, which will then hold a preliminary approval hearing. If the court preliminarily approves the proposed settlement, plaintiffs will provide notice to the class. After a period of time in which class members will be given a chance to raise any objections to or exclude themselves from the proposed settlement, the court will hold a final approval hearing to determine the fairness of the proposed settlement.

        b. In September 2003, Nova Mobilcom S.A. ("Mobilcom") filed a lawsuit against Gilat do Brasil, a wholly-owned subsidiary of the Company, for specific performance of a memorandum of understandings which provided for the sale of Gilat do Brazil, and specifically the GESAC project, to Mobilcom for an unspecified amount. The Company does not believe that this claim has any merit, and the Company is vigorously defending itself against the claims presented therein.

        c. In 2003, the Brazilian Tax Authority filed a claim against a subsidiary of Spacenet Inc. in Brazil, for alleged taxes due in the amount of approximately $4,000. The subsidiary received notice of a lower administrative ruling against it in this regard, and it filed an administrative appeal on the ruling. In December 2005, this appeal was denied and at present, the Company's management believes that the subsidiary's exposure is the payment of taxes in an amount of approximately $6,300 (the amount has increased due to interest and the exchange rate of the Brazilian currency). The Company intends to contest the claim vigorously.

        d. The Company has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Company is in the midst of different stages of audits and has received some tax assessments. The tax authorities in these and in other jurisdictions in which the Company operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

        e. The Company's management believes that it has provided adequate provisions to cover these exposures described above in accordance with SFAS 5. Liabilities related to legal proceedings and income taxes, demands and claims are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. The Company's management, based on its legal counsel opinion, believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

        The Company has accrued approximately, $11,000 and $10,100 as of, September 30, 2006 and December 31, 2005, respectively, for the expected implications of such legal and tax contingencies.

NOTE 7:    SHAREHOLDERS' EQUITY

        a. In September 2006, the Company issued 10,578,474 Ordinary shares to York upon conversion of its note, see also Note 1b.

        b. During the nine month period ended September 30, 2006, an amount of 476,789 options were exercised into the Company's Ordinary shares.

NOTE 8:    CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

        The Company applies SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131").

        a. Revenues by geographic areas:

        Following is a summary of revenues by geographic areas. Revenues are attributed to geographic areas, based on the location of the end customers, and in accordance with SFAS 131, including all countries in which revenues exceeded 10% in any of the reported periods:

	Nine months ended September 30,
	2006	2005
	Unaudited
United States	$69,784	$64,495
South America and Central America (except Colombia)	41,146	28,126
Asia	28,843	25,749
Africa	16,115	10,475
Colombia	15,217	15,374
Europe	11,721	*)9,093
Other	528	125

	$183,354	$153,437

*) Including revenues from related parties as follows:
Satlynx	$-	$1,418

        b. During the nine month ended September 30, 2006 and 2005, the Company did not have any specific customers with revenues exceeding 10% of total revenues.

        c. The Company's long-lived assets are located as follows:

	September 30, 2006	December 31, 2005
	Unaudited
Israel	$78,843	$80,100
Latin America	28,176	26,586
United States	19,528	21,891
Europe	7,545	7,607
Other	310	315

	$134,402	$136,499

        d. Information on operating segments:

    1)
    General:

          The Company's three reportable segments are differentiated by whether the nature of the transaction is dominated by an equipment sale (a Gilat Network Systems transaction), by the operation of an enterprise or consumer network (a Spacenet Inc. transaction) or by the operation of a rural network in Latin America (a Spacenet Rural Communications transaction).

    2)
    Information on the three reportable segments:

          a) The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

          b) When reported by segment, the results of Spacenet Inc. and Spacenet Rural Communication are presented based upon transfer prices. The consolidation column reflects consolidation adjustment such as the elimination of intercompany revenues, recognition or elimination of intercompany profits and amortization of negative goodwill.

  Financial data relating to reportable operating segments:

	Nine months ended September 30, 2006 (unaudited)
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total
Revenues:
External revenues	$71,166	$29,211	$82,977	$-	$183,354
Internal revenues	—	—	15,114	(15,114)	-

	$71,166	$29,211	$98,091	$(15,114)	$183,354

Financial income (expenses), net	$925	$579	$(3,058)	$-	$(1,554)

Income (loss) before taxes on income	$(1,010)	$1,130	$5,164	$2,345	$7,629

Taxes on income	$2	$845	$775	$-	$1,622

	Nine months ended September 30, 2005 (unaudited)
	Spacenet Inc	Spacenet Rural	GNS	Consolidation	Total
Revenues:
External revenues	$62,660	$30,044	$60,733	$-	$153,437
Internal revenues	—	—	12,221	(12,221)	-

	$62,660	$30,044	$72,954	$(12,221)	$153,437

Financial income (expenses), net	$1,177	$238	$(3,271)	$-	$(1,856)

Income (loss) before taxes on income	$(8,531)	$216	$1,910	$3,926	$(2,479)

Taxes on income	$3	$1,358	$1,292	$-	$2,653

NOTE 9:    NET EARNINGS PER SHARE

        Basic net earnings (loss) per share are computed based on the weighted average number of shares of Common stock outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of shares of Common stock outstanding during each period, plus dilutive potential shares of Common stock considered outstanding during the period, in accordance with SFAS No. 128, "Earnings per Share." The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net earnings (loss) per share, as they would have been anti-dilutive for all periods presented, was 13,141,312 and 13,033,268 for the nine months ended September 30, 2006 and 2005, respectively.

        The following table sets forth the computation of basic and diluted net earnings (loss) per share:

  1.
  Numerator:

	Nine months ended September 30,
	2006	2005
	Unaudited
Numerator for basic and diluted net earnings (loss) per share-
Net income (loss) available to Ordinary shareholders	$6,007	$(4,732)

  2.
  Denominator (in thousands):

Denominator for basic net earnings (loss) per share-
Weighted average number of shares	22,940	22,401
Add—employee stock options	634	-

Denominator for diluted net earnings (loss) per share-adjusted weighted average shares assuming exercise of options	23,574	22,401

NOTE 10:    TOTAL COMPREHENSIVE INCOME (LOSS)

	Nine months ended September 30,
	2006	2005
	Unaudited
Net income (loss)	$6,007	$(4,732)
Foreign currency translation adjustments	579	2,304

Total comprehensive income (loss)	$6,586	$(2,428)

NOTE 11:    INCOME TAXES

        Taxes on income for the nine month period ended September 30, 2006 derived mainly from current year taxes related to several profitable entities. Taxes on income for the nine month period ended September 30, 2005, included tax expenses with respect to prior periods amounting to approximately $2,000 out of which approximately $1,240 in respect of a settlement with the Israeli Tax Authorities reached in 2005. Main reconciling items between the statutory tax rate of the Company and the effective tax rate are carryforward tax losses, for which a full valuation allowance was provided.

7,000,000 Shares

Ordinary Shares

PROSPECTUS

Cowen and Company

CIBC World Markets

William Blair

CE Unterberg, Towbin

Oppenheimer & Co.

                  , 2006

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

  Exculpation of Office Holders

        The Israeli Companies Law, 5759-1999, or the "Israeli Companies Law', provides that an Israeli company may not exculpate an office holder from liability with respect to a breach of his or her duty of loyalty, but may, if permitted by its Articles of Association, exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care except with respect to a breach of his or her duty of care in connection with distributions.

  Insurance of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its Articles of Association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him or her in his or her capacity as an office holder, with respect to:

  •
  a breach of his or her duty of care to the company or to another person;

  •
  the breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that such act would not prejudice the company's interests; and

  •
  a financial liability imposed upon him or her in favor of another person.

  Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its Articles of Association, indemnify an office holder with respect to an act performed by him or her in his or her capacity as an office holder, against:

  •
  a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on him or her in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

  •
  reasonable litigation expenses, including attorneys' fees, incurred by the office holder or charged to him by a court, in proceedings instituted against him by the company or on its behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for an offense that does not require proof of criminal intent.

        Under the Israeli Companies Law, a provision in a company's Articles of Association regarding indemnification of office holders may authorize the company to: undertake in advance to indemnify an office holder, provided that the undertaking with respect to a financial liability imposed on the director by any judgment is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

  Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that a company may not enter into a contract for the insurance of the liability of an officer holder nor indemnify an office holder nor exculpate an office holder from his or her liability to the company for any of the following:

  •
  a breach by the office holder of his or her duty of loyalty unless, with respect to indemnification and insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

  •
  a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

  •
  any act or omission committed with the intent to yield an unlawful personal benefit; or

  •
  any fine or monetary composition imposed on the office holder.

        In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, an office holder must be approved by the company's audit committee and board of directors and, in the event that such office holder is a director, also by the company's shareholders.

        The Registrant's Articles of Association allow the Registrant to exculpate any office holder to the fullest extent permitted by law. The Registrant's Articles of Association also allow the Registrant to procure insurance for the liability of any past or present office holder to the fullest extent permitted by law. The Registrant currently maintains a directors and officers liability insurance policy for certain claims, which also covers the directors and officers of its subsidiaries. Additionally, the Registrant's Articles of Association allow the Registrant to indemnify any past or present office holder to the fullest extent permitted by law.

Item 9. Exhibits

  (a)
  Exhibits

Exhibit No.	Description of Exhibit
1	Form of Underwriting Agreement
4.1	Specimen of Ordinary Share Certificate(1)
5.1	Opinion of Rael Kolevsohn, Adv. with respect to the legality of the securities being registered hereunder(2)
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Registered Public Accounting Firm(2)
23.2	Consent of Mayer Hoffman McCann P.C.(2)
23.2	Consent of Rael Kolevsohn (included in Exhibit 5.1 hereto)(2)
24	Power of Attorney (included in the signature page to the Registration Statement)(2)

(1)
Previously filed as exhibit 4.1 to the Registrant's Registration Statement on Form F-4, filed with the Securities and Exchange Commission on October 11, 2001, as amended, and incorporated herein by reference.

(2)
Previously filed.

Item 10. Undertakings

        The undersigned Registrant hereby undertakes as follows:

        (1)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (2)   Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (3)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (4)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Petah Tikva, Israel, on November 29, 2006.

By:	/s/ AMIRAM LEVINBERG
	Name:	Amiram Levinberg
	Title:	Chief Executive Officer and Chairman of the Board of Directors

        Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities indicated on November 29, 2006.

Signature	Title

/s/ AMIRAM LEVINBERG Amiram Levinberg	Chief Executive Officer and Chairman of the Board of Directors
/s/ TAL PAYNE Tal Payne	Chief Financial Officer and Principal Accounting Officer
/s/ IZHAK TAMIR* Izhak Tamir	Director
/s/ KAREN SARID* Karen Sarid	Director
/s/ EHUD GANANI* Ehud Ganani	Director
/s/ JEREMY BLANK* Jeremy Blank	Director
/s/ HAIM BENJAMINI* Haim Benjamini	External Director
/s/ LEORA MERIDOR* Leora Meridor	External Director

Gilat Satellite Networks, Inc.
By:	/s/ EREZ ANTEBI Name: Erez Antebi Title: Director	Authorized Representative in the U.S.
*By:	/s/ AMIRAM LEVINGBERG Amiram Levingberg (Attorney-in-fact)

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PROSPECTUS SUMMARY
Our Company
The Offering
Summary Consolidated Financial Data
RISK FACTORS
NOTICE REGARDING FORWARD-LOOKING STATEMENTS
MARKET DATA
USE OF PROCEEDS
PRICE RANGE OF OUR ORDINARY SHARES
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
DIRECTORS AND SENIOR MANAGEMENT
U.S. FEDERAL TAX CONSEQUENCES
ISRAELI TAXATION
PRINCIPAL AND SELLING SHAREHOLDERS
UNDERWRITING
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEABILITY OF CIVIL LIABILITIES
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2006
INDEX
GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES INTERIM CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES INTERIM CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands
GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS U.S. dollars in thousands, except share and per share data
GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands
GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands
GILAT SATELLITE NETWORKS LTD. AND SUBSIDIARIES INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands
GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands, except share and per share data
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES